As filed with the Securities and Exchange Commission on January 27, 2020

Registration No. 333-232639

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 6
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

OneWater Marine Inc.
(Exact name of registrant as specified in its charter)

Delaware	**5531**	**83-4330138**
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

6275 Lanier Islands Parkway
Buford, Georgia 30518
(678) 541-6300
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Austin Singleton
Chief Executive Officer
6275 Lanier Islands Parkway
Buford, Georgia 30518
(678) 541-6300
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David P. Oelman
James R. Brown
Vinson & Elkins L.L.P.
1001 Fannin Street, Suite 2500
Houston, Texas 77002
(713) 758-2222

Daniel J. Bursky
Andrew B. Barkan
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004
(212) 859-8000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐
Non-accelerated filer ☒ Smaller reporting company ☐
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Class A common stock, par value $0.01 per share	5,307,693	$14.00	$74,307,699	$9,645.14

(1) Estimated pursuant to Rule 457(a) under the Securities Act of 1933, as amended. Includes 692,308 additional shares of Class A common stock that the underwriters have the option to purchase.

(2) Estimated solely for the purpose of calculating the registration fee.

(3) The Registrant previously paid the entirety of the registration fee in connection with the first filing of this Registration Statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy, these securities in any state or jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 27, 2020

PRELIMINARY PROSPECTUS

4,615,385 Shares



ONEWATER

OneWater Marine Inc.

Class A Common Stock

This is the initial public offering of Class A common stock of OneWater Marine Inc., a Delaware corporation. We are offering 4,615,385 shares of Class A common stock.

Prior to this offering, there has been no public market for our Class A common stock. We have been approved to list our Class A common stock on The Nasdaq Global Market under the symbol "ONEW."

We anticipate that the initial public offering price will be between $12.00 and $14.00 per share of Class A common stock.

Certain of our Legacy Owners (as defined herein), including affiliates of The Beekman Group, our Chief Executive Officer, Austin Singleton, and LMI Holding, LLC, have indicated an interest in purchasing up to an aggregate of $5.75 million of shares of our Class A common stock in this offering at the initial public offering price per share. In addition, Regal Marine Industries, Inc., one of our boat manufacturers, has indicated an interest in purchasing up to $250,000 of shares of our Class A common stock in this offering at the initial public offering price per share. However, because indications of interest are not binding agreements or commitments to purchase, these parties may elect to purchase more, less or no shares in this offering or the underwriters may elect to sell more, less or no shares in this offering to these parties. The number of shares of Class A common stock available for sale to the general public will be reduced to the extent these parties purchase shares of Class A common stock in the offering. The underwriters will receive the same discount from any Class A common stock purchased by these parties as they will from any other shares of Class A common stock sold to the public in this offering. Any shares purchased by such parties in this offering will be subject to a 180-day lock-up agreement with the underwriters.

The underwriters have the option for a period of 30 days from the date of this prospectus to purchase up to a maximum of 692,308 additional shares of Class A common stock from us at the public offering price, less the underwriting discount and commissions.

We are an "emerging growth company," as defined in Section 2(a) of the Securities Act of 1933, as amended (the "Securities Act"), and will be subject to reduced reporting requirements. This prospectus complies with the requirements that apply to an issuer that is an emerging growth company. We will have two classes of common stock outstanding after this offering: Class A common stock and Class B common stock. Upon consummation of this offering, investors in this offering, including any of our affiliates that may purchase shares in this offering, will hold 85.9% of the Class A common stock, representing 34.0% of the total voting stock outstanding. Legacy Owners will hold 66.0% of the total voting stock outstanding, including 100.0% of the Class B common stock, which votes together with the Class A common stock as a single class.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in our Class A common stock involves risks. See "Risk Factors" beginning on page 22 to read about factors you should consider before buying shares of our Class A common stock.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount and commissions[(1)]	$	$
Proceeds, before expenses, to OneWater Marine Inc.	$	$

(1) See "Underwriting" for additional information regarding underwriting compensation.

The underwriters expect to deliver the shares of Class A common stock to purchasers on or about , 2020, through the book-entry facilities of The Depository Trust Company.

Raymond James **Baird** **SunTrust Robinson Humphrey**

The date of this prospectus is , 2020.

PROSPECTUS SUMMARY

This summary contains basic information about us and the offering. Because it is a summary, it does not contain all the information that you should consider before investing in our Class A common stock. You should read and carefully consider this entire prospectus before making an investment decision, especially the information presented under the heading “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

Except as otherwise indicated, all information contained in this prospectus assumes an initial public offering price of $13.00 per share of Class A common stock (the mid-point of the range set forth on the cover of this prospectus) and that the underwriters do not exercise their option to purchase additional shares of Class A common stock, and excludes (i) 1,357,007 shares of Class A common stock reserved for issuance under our long-term incentive plan and (ii) any shares of our Class A common stock that may be purchased in this offering by affiliates of Beekman, our Chief Executive Officer, Austin Singleton, and LMI Holding, LLC, to the extent such purchases affect the beneficial ownership in our Class A common stock of such entities, individually or in the aggregate (for the avoidance of doubt, such purchased shares, if any, will continue to be reflected in Class A common stock sold in this offering and other figures derivative thereof). Please see “Principal Stockholders.” References in this prospectus to our belief that we are the largest and one of the fastest-growing premium recreational boat retailers in the United States are based on number of stores as of December 1, 2019 and total boats sold for the fiscal year ended September 30, 2019.

ONEWATER MARINE INC.

Overview

We believe that we are the largest and one of the fastest-growing premium recreational boat retailers in the United States with 63 stores comprising 21 dealer groups in 11 states. Our dealer groups are located within highly attractive markets throughout the Southeast, Gulf Coast, Mid-Atlantic and Northeast, including Texas, Florida, Alabama, North Carolina, South Carolina, Georgia, Ohio and New York, which collectively comprise eight of the top twenty states for marine retail expenditures. We believe that we are a market leader by volume in sales of premium boats in 12 out of the 17 markets where we operate. In 2019, we sold over 8,500 new and pre-owned boats, of which we believe approximately 40% were sold to customers who had a trade-in or with whom we otherwise had established relationships. The combination of our significant scale, diverse inventory, access to premium boat brands and meaningful dealer group brand equity enables us to provide a consistently professional experience as reflected in the number of our repeat customers and same-store sales growth.



Bosun's Marine
• # of Locations: 4
South Shore Marine
• # of Locations: 1
Spend-A-Day Marina
• # of Locations: 1
Grande Yachts
• # of Locations: 8
Lookout Marine
• # of Locations: 2
Slalom Shop Boats and Yachts
• # of Locations: 2
Phil Dill Boats
• # of Locations: 1
Rambo Marine
• # of Locations: 2
Captain's Choice Marine
• # of Locations: 2
Singleton Marine
• # of Locations: 13
American Boat Brokers
• # of Locations: 1
Central Marine
• # of Locations: 3
Texas Marine
• # of Locations: 3
Sunrise Marine
• # of Locations: 3
Sundance Marine
• # of Locations: 5
SMG Boats
• # of Locations: 2
Legendary Marine
• # of Locations: 5
Marina Mikes
• # of Locations: 1
Ocean Blue Yacht Sales
• # of Locations: 3
Caribee Boat Sales
• # of Locations: 1
Denotes market in which ONEW believes it is a leader in the market segment in which the Company participates

Note: Store count as of December 2019.

We have a diversified revenue profile that is comprised of new boat sales, pre-owned boat sales, finance and insurance ("F&I") products, repair and maintenance services, and parts and accessories. Non-boat sales were approximately 11.4% of revenue and 31.1% of gross profit in fiscal year 2019, approximately 10.5% of revenue and 26.7% of gross profit in fiscal year 2018, and approximately 10.9% of revenue and 28.5% of gross profit in fiscal year 2017. We offer a wide array of new boats at various price points through relationships with over 52 manufacturers covering 73 brands. We are currently a top-three customer for 28 of our 73 brands and the single largest customer for each of our top five highest-selling brands. While our order volume amounts to between 5% to 35% of total sales for those top five brands, no single brand accounts for more than 10% of our sales volume. Our relationships with many of our manufacturers are long-standing and have been developed over multiple decades of experience within the marine industry. We believe that the strength of our relationships combined with our scale enables us to receive among the best pricing and terms available across all of the brands and models that we carry, and we routinely evaluate the sales performance and demand for each respective brand to ensure that the economic relationship we have in place with our manufacturers optimizes our profitability.

Fiscal Year 2019 Revenue by Product	**Fiscal Year 2019 Gross Profit by Product**
	

Selected OneWater New Boat Brands



We were formed in 2014 as One Water Marine Holdings, LLC, a Delaware limited liability company, through the combination of Singleton Assets & Operations, LLC, a Georgia limited liability company, d/b/a Singleton Marine ("Singleton Marine"), and Legendary Marine, LLC, a Florida limited liability company ("Legendary Marine"), which created a marine retail platform that collectively owned and operated 19 stores. Since the combination in 2014, we have acquired a total of 40 additional stores through 17 acquisitions. Our current portfolio as of December 1, 2019 consists of 21 different local and regional dealer groups. Because of this, we believe we are the largest and one of the fastest-growing premium recreational boat retailers in the United States based on number of stores and total boats sold. While we have opportunistically opened new stores in select markets, we believe that it is generally more effective economically and operationally to acquire existing stores with experienced staff and established reputations.

We believe that our dealer group branding strategy, which retains the name, logo and trademarks associated with each store or dealer group at the time of acquisition, significantly differentiates us from our largest competitors who employ singular, national branding strategies. We are committed to maintaining local and regional dealer group branding because we believe that the value of retaining the goodwill and long-standing customer relationships of these local businesses, many of which have been database to garner new sales. Sales growth from our existing stores is a core component of our current and future strategy. We believe non-boat sales will be a driver of our organic growth strategy in the future. We have implemented a targeted marketing strategy across our platform focused on increasing new and existing customer awareness and usage of our F&I products, repair and maintenance services, and parts and accessories products. We may also develop a dealership if an attractive acquisition is not available in a market we choose to target.

Acquisition Strategy: We believe there is a tremendous opportunity for us to expand in both existing and new markets, given that the industry is highly fragmented with most boat retailers owning three or fewer stores. We seek to create value by implementing the best tested operational practices to family-owned and operated businesses that previously lacked the resources, management experience and expertise to maximize the profitability of the acquired standalone businesses. We believe that the boat retail market is underpinned by strong fundamental drivers, and that, with the implementation of operational control measures and the injection of resources, local stores can significantly increase revenues and profitability. We believe our status as a consolidator of choice is based on the expertise we have developed through completing 17 acquisitions (40 stores acquired) since the combination of Singleton Marine and Legendary Marine in 2014, our growing cash flow and financial profile and our footprint of retailers within prime markets. Our ability to acquire additional stores or dealer groups at attractive multiples is further enhanced by our growing reputation for retaining the seller's management team and keeping their branding and legacy intact. We believe there is significant opportunity to expand our store footprint in regions with strong boating cultures. While we have a strong presence in the Southeastern portion of the United States, there are several areas of opportunity in states adjacent to our current geographic footprint as well as states in new regions in the Midwest and Western United States. We are targeting to complete four to eight potential acquisitions that may contribute an estimated total of $100 million to $200 million in sales over the next 24 months, though we can provide no assurance as to the timing or completion of such acquisitions. As a result of our reputation in the market place, we expect our pipeline of potential acquisitions to grow over time.

Recent Developments

This recent developments section includes "forward-looking statements." All statements contained herein other than statements of historical facts, including, without limitation, statements regarding our expectations regarding our financial and operating results for the three months ended December 31, 2019, and our future financial and business performance, are forward-looking statements. The words "could," "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements described under the heading "Risk Factors," "Cautionary Note Regarding Forward-Looking Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" included in this prospectus.

Preliminary Financial Results for the Three Months Ended December 31, 2019

Based upon preliminary financial information for the three months ended December 31, 2019, we estimate that consolidated same-store sales have grown by approximately 17% compared to the corresponding period in the prior year, while gross margins have decreased by approximately 170 basis points over the same period.

Consistent with the trends described in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations," we believe these preliminary financial results to be primarily driven by an increase in new boat sales. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" for additional information regarding the factors and trends affecting our business. Our results of operations for the quarter ended December 31, 2019 are not yet available. Our expected results above reflect our current estimates for such period based on information available as of the date of this prospectus. We believe that the estimated comparable store sales and gross margin data are important to an investor's understanding of our performance, notwithstanding that we are not yet able to provide estimated operating income or net income data. Our independent registered public accounting firm, Grant Thornton LLP, has not audited or reviewed, and does not express an opinion with respect to, these data. Our actual results may differ from these estimates due to the completion of our financial closing procedures and final adjustments and other developments that may arise between now and the time our final financial statements are completed.

Additional Recent Events

On November 26, 2019, OneWater LLC and certain of its subsidiaries further amended the Inventory Financing Facility (as defined herein) and, among other things, increased the maximum amount of borrowing available under the Inventory Financing Facility from $292.5 million to $392.5 million.

Corporate Reorganization

OneWater Inc. was incorporated as a Delaware corporation on April 3, 2019. Following this offering and the related transactions, OneWater Inc. will be a holding company whose only material asset will consist of membership interests in OneWater LLC. Following the closing of this offering, OneWater LLC will own all of the outstanding equity interests in One Water Assets & Operations, LLC ("Opco"), which in turn will own all of the outstanding equity interests in the subsidiaries through which we operate our assets. After the consummation of the Reorganization, OneWater Inc. will be the sole managing member of OneWater LLC and will be responsible for all operational, management and administrative decisions relating to OneWater LLC's business and will consolidate financial results of OneWater LLC, Opco and its subsidiaries.

In connection with the offering:

(a) One Legacy Owner holding a preferred distribution right of OneWater LLC will receive a cash payment of approximately $3.2 million in exchange for the surrender of the preferred right;

(b) OneWater LLC will provide the Legacy Owners the right to receive a tax distribution to cover taxable income arising as a result of OneWater LLC's operating income through the period ending on the date of the closing of this offering;

(c) OneWater LLC's limited liability company agreement will be amended and restated to, among other things, provide for a single class of common units representing ownership interests in OneWater LLC, which we refer to in this prospectus as "OneWater LLC Units"; OneWater Inc.'s certificate of incorporation and bylaws will be amended and restated; and all of the Legacy Owners' existing membership interests in OneWater LLC will be exchanged for OneWater LLC Units;

(d) Goldman and Beekman will receive an aggregate of 2,083,002 OneWater LLC Units upon exercise of certain previously held warrants (the "LLC Warrants");

(e) Certain of the Legacy Owners will, directly or indirectly, contribute their OneWater LLC Units to OneWater Inc. (we refer to such Legacy Owners as the "Exchanging Owners") in exchange for 758,301 shares of Class A common stock;

(f) OneWater Inc. will issue 4,615,385 shares of Class A common stock to purchasers in this offering in exchange for the proceeds of this offering;

(g) Each Legacy Owner that will continue to own OneWater LLC units after this offering (which, along with any permitted transferees, as appropriate, we collectively refer to in this prospectus as the "OneWater Unit Holders") will receive a number of shares of Class B common stock equal to the number of OneWater LLC Units held by such OneWater Unit Holder following this offering;

(h) OneWater Inc. will contribute the net proceeds of this offering to OneWater LLC in exchange for an additional number of OneWater LLC Units such that OneWater Inc. holds a total number of OneWater LLC Units equal to the number of shares of Class A common stock outstanding following this offering; and

(i) OneWater LLC will contribute cash to Opco in exchange for additional units therein, and Opco will use such cash, consisting of the net proceeds of the offering, cash on hand and borrowings under the Term and Revolver Credit Facility (as defined below), to redeem all of the outstanding preferred units ("Opco Preferred Units") in Opco held by Goldman and Beekman for cash. Please see "Use of Proceeds," "Certain Relationships and Related Party Transactions—Historical Transactions with Affiliates—Opco Preferred Units" and "—OneWater LLC Warrants" for additional information.

After giving effect to these transactions and the offering contemplated by this prospectus, OneWater Inc. will own an approximate 39.6% interest in OneWater LLC (or 42.5% if the underwriters' option to purchase additional shares is exercised in full), and the OneWater Unit Holders will own an approximate 60.4% interest in OneWater LLC (or 57.5% if the underwriters' option to purchase additional shares is exercised in full) and all of the Class B common stock. Please see "Principal Stockholders."

Each share of Class B common stock has no economic rights but entitles its holder to one vote on all matters to be voted on by stockholder generally. Holders of Class A common stock and Class B common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation. OneWater Inc. does not intend to list Class B common stock on any exchange.

Following this offering, under the Amended and Restated Limited Liability Company Agreement of OneWater LLC (the "OneWater LLC Agreement"), each OneWater Unit Holder will, subject to certain limitations, have the right (the "Redemption Right") to cause OneWater LLC to acquire all or a portion of its OneWater LLC Units for, at OneWater LLC's election, (i) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each OneWater LLC Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions or (ii) an equivalent amount of cash. An independent committee of our board of directors will determine whether to issue shares of Class A common stock or cash based on facts in existence at the time of the decision, which we expect would include the relative value of the Class A common stock (including trading prices for the Class A common stock at the time), the cash purchase price, the availability of other sources of liquidity (such as an issuance of stock) to acquire the OneWater LLC Units and alternative uses for such cash. Alternatively, upon the exercise of the Redemption Right, OneWater Inc. (instead of OneWater LLC) will have the right (the "Call Right") to, for administrative convenience, acquire each tendered OneWater LLC Unit directly from the redeeming OneWater Unit Holder for, at its election, (x) one share of Class A common stock, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or (y) an equivalent amount of cash. In addition, OneWater Inc. has the right to require (i) upon the acquisition by OneWater Inc. of substantially all of the OneWater LLC Units, certain minority unitholders or (ii) upon a change of control of OneWater Inc., each OneWater Unit Holder (other than OneWater Inc.), to exercise its Redemption Right with respect to some or all of such unitholder's OneWater LLC Units. In connection with any redemption of OneWater LLC Units pursuant to the Redemption Right or the Call Right, the corresponding number of shares of Class B common stock will be cancelled. See "Certain Relationships and Related Party Transactions—OneWater LLC Agreement." Certain Legacy Owners will have the right, under certain circumstances, to cause us to register the offer and resale of their shares of Class A common stock. See "Certain Relationships and Related Party Transactions— Registration Rights Agreement."

OneWater Inc.'s acquisition (or deemed acquisition for U.S. federal income tax purposes) of OneWater LLC Units in connection with this offering or pursuant to an exercise of the Redemption Right or the Call Right is expected to result in adjustments to the tax basis of the tangible and intangible assets of OneWater LLC, and such adjustments will be allocated to OneWater Inc. These adjustments would not have been available to OneWater Inc. absent its acquisition or deemed acquisition of OneWater LLC Units and are expected to reduce the amount of cash tax that OneWater Inc. would otherwise be required to pay in the future.

OneWater Inc. will enter into a tax receivable agreement, which we refer to as the "Tax Receivable Agreement," with certain of the OneWater Unit Holders. The Tax Receivable Agreement generally provides for the payment by OneWater Inc. to such OneWater Unit Holders of 85% of the net cash savings, if any, in U.S. federal, state and local income and franchise tax (computed using the estimated

The following diagram indicates our simplified ownership structure immediately following this offering and the transactions related thereto (assuming that the underwriters' option to purchase additional shares is not exercised):



Exchanging Owners(2)
OneWater Unit Holders(1)
Investors in this offering(3)
Class A Common Stock
5.6% Total Voting Power
14.1% Economic Interest
Class B Common Stock
60.4% Total Voting Power
• Voting Rights Only
Class A Common Stock
34.0% Total Voting Power
85.9% Economic Interest
OneWater LLC Units
60.4% Economic Interest
• Not publicly traded
• Exchangeable together with Class B common stock for Class A common stock on a 1:1 basis
OneWater Marine Inc. (OneWater Inc.)
Sole Managing Member
OneWater LLC Units
39.6% Economic Interest
One Water Marine Holdings, LLC (OneWater LLC)
One Water Assets & Operations LLC (Opco)
Operating Subsidiaries

-

(1) Consists of Legacy Owners that will continue to own OneWater LLC units.

(2) In connection with the Reorganization, the Exchanging Owners will, directly or indirectly, contribute all of their OneWater LLC Units to OneWater Inc. in exchange for shares of Class A common stock.

(3) Includes any of our affiliates that may purchase shares of Class A common stock in this offering.

Our Legacy Owners

Upon completion of this offering, the Legacy Owners will initially own 758,301 shares of Class A common stock, representing approximately 5.6% of the voting power of the Company (or 5.3% if the underwriters exercise their option to purchase additional shares in full), and 8,196,381 shares of Class B common stock, representing approximately 60.4% of the voting power of the Company (or 57.5% if the underwriters exercise their option to purchase additional shares in full). For more information on our corporate reorganization and the ownership of our common stock by our principal stockholders, see "Corporate Reorganization."

Summary Risk Factors

Investing in our Class A common stock involves risks. You should read carefully the section of this prospectus entitled "Risk Factors" beginning on page 22 for an explanation of these risks before investing in our Class A common stock. In particular, the following considerations may offset our competitive strengths or have a negative effect on our strategy or operating activities, which could cause a decrease in the price of our Class A common stock and a loss of all or part of your investment.

- General economic conditions and consumer spending patterns can have a material adverse effect on our business, financial condition and results of operations.

- The availability and costs of borrowed funds can adversely affect our ability to obtain adequate boat inventory, the ability and willingness of our customers to finance boat purchases and our ability to fund future acquisitions.

- Failure to implement strategies to enhance our performance could have a material adverse effect on our business and financial condition.

- Our success depends, in part, on our ability to continue to make successful acquisitions at attractive or fair prices and to integrate the operations of acquired dealer groups and each dealer group we acquire in the future.

- We are required to obtain the consent of our manufacturers prior to the acquisition of other dealer groups.

- Our failure to successfully order and manage our inventory to reflect consumer demand and to anticipate changing consumer preferences and buying trends could have a material adverse effect on our business, financial condition and results of operations.

- OneWater Inc. is a holding company. OneWater Inc.'s only material asset after completion of this offering will be its equity interest in OneWater LLC, and OneWater Inc. will accordingly be dependent upon distributions from OneWater LLC to pay taxes, make payments under the Tax Receivable Agreement and cover OneWater Inc.'s corporate and other overhead expenses.

- If we experience any material weaknesses in the future or otherwise fail to develop or maintain an effective system of internal controls in the future, we may not be able to accurately report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our Class A common stock.

- The Legacy Owners will own a significant amount of our voting stock, and their interests may conflict with those of our other stockholders.

- In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, OneWater Inc. realizes in respect of the tax attributes subject to the Tax Receivable Agreement.

See "Risk Factors" immediately following this prospectus summary for a more thorough discussion of these and other risks and uncertainties we face.

Emerging Growth Company Status

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012 (the "JOBS

The Offering

Issuer	OneWater Marine Inc.
Class A common stock offered by us	4,615,385 shares.
Option to purchase additional shares of Class A common stock	The underwriters have the option to purchase up to an aggregate of 692,308 additional shares of Class A common stock from us at the initial public offering price, less the underwriting discount and commissions. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.
Class A common stock to be outstanding immediately after completion of this offering	5,373,686 shares (or 6,065,994 shares if the underwriters' option to purchase additional shares is exercised in full).
Class B common stock to be outstanding immediately after completion of this offering	8,196,381 shares, all of which will be owned by the OneWater Unit Holders. Class B shares do not have economic rights. In connection with any redemption of OneWater LLC Units pursuant to the Redemption Right or our Call Right, the corresponding number of shares of Class B common stock will be cancelled.
Voting power of Class A common stock after giving effect to this offering	39.6% (or 42.5% if the underwriters' option to purchase additional shares of Class A common stock is exercised in full).
Voting power of Class B common stock after giving effect to this offering	60.4% (or 57.5% if the underwriters' option to purchase additional shares of Class A common stock is exercised in full).
Voting rights	Each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by stockholders generally. Each share of our Class B common stock entitles its holder to one vote on all matters to be voted on by stockholders generally. Holders of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation. See "Description of Capital Stock."
Use of proceeds	We expect to receive approximately $51.6 million of net proceeds from the sale of Class A common stock offered by us after deducting underwriting discounts and estimated offering expenses payable

by us (or approximately $\underline{60.0}$ million of net proceeds if the underwriters' option to purchase additional shares of Class A common stock is exercised in full).

We intend to contribute the net proceeds of this offering received by us to OneWater LLC in exchange for OneWater LLC Units. OneWater LLC will use the net proceeds, together with cash on hand and borrowings under the Term and Revolver Credit Facility (as defined herein), to redeem the Opco Preferred Units held by Goldman and Beekman. Please see ''Use of Proceeds.''

Dividend policy . . . . We currently anticipate that we will retain all future earnings, if any, to finance the growth and development of our business. We do not intend to pay cash dividends in the foreseeable future.

Redemption rights of OneWater Unit Holders . . . . Under the OneWater LLC Agreement, each OneWater Unit Holder will, subject to certain limitations, have the right, pursuant to the Redemption Right, to cause OneWater LLC to acquire all or a portion of its OneWater LLC Units for, at OneWater LLC's election, (i) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each OneWater LLC Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions or (ii) an equivalent amount of cash. Alternatively, upon the exercise of the Redemption Right, OneWater Inc. (instead of OneWater LLC) will have the right, pursuant to the Call Right, to acquire each tendered OneWater LLC Unit directly from the redeeming OneWater Unit Holder for, at its election, (x) one share of Class A common stock, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or (y) an equivalent amount of cash. In addition, OneWater Inc. has the right to require (i) upon the acquisition by OneWater Inc. of substantially all of the OneWater LLC Units, certain minority unitholders or (ii) upon a change of control of OneWater Inc., each OneWater Unit Holder (other than OneWater Inc.), to exercise its Redemption Right with respect to some or all of such unitholder's OneWater LLC Units. In connection with any redemption of OneWater LLC Units pursuant to the Redemption Right or the Call Right, the corresponding number of shares of Class B common stock will be cancelled. See ''Certain Relationships and Related Party Transactions—OneWater LLC Agreement.''

Tax Receivable Agreement	In connection with the closing of this offering, OneWater Inc. will enter into a Tax Receivable Agreement with certain of the OneWater Unit Holders which will generally provide for the payment by OneWater Inc. to each such OneWater Unit Holder of 85% of the net cash savings, if any, in U.S. federal, state and local income tax and franchise tax (computed using the estimated impact of state and local taxes) that OneWater Inc. actually realizes (or is deemed to realize in certain circumstances) in periods after this offering as a result of certain tax basis increases, and certain tax benefits attributable to imputed interest. OneWater Inc. will retain the benefit of the remaining 15% of these net cash savings. See "Risk Factors—Risks Related to this Offering and Our Class A Common Stock" and "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."
Listing symbol	We have been approved to list our Class A common stock on The Nasdaq Global Market under the symbol "ONEW."
Risk factors	You should carefully read and consider the information beginning on page 22 of this prospectus set forth under the heading "Risk Factors" and all other information set forth in this prospectus before deciding to invest in our Class A common stock.
Directed share program	The underwriters have reserved for sale at the initial public offering price up to 5.0% of the shares of Class A common stock being offered by this prospectus for sale to our employees, executive officers, directors, business associates and related persons who have expressed an interest in purchasing common stock in this offering. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they make will reduce the number of shares available to the general public. Please see "Underwriting."
Proposed purchase by certain affiliates	Certain of our Legacy Owners, including affiliates of Beekman, our Chief Executive Officer, Austin Singleton, and LMI Holding, LLC, have indicated an interest in purchasing up to an aggregate of $5.75 million of shares of our Class A common stock in this offering at the initial public offering price per share. In addition, Regal Marine Industries, Inc., one of our boat manufacturers, has indicated an interest in purchasing up to $250,000 of shares of our Class A common stock in this offering at the initial public offering price per share. However, because indications of interest are not binding agreements or commitments to purchase, these parties may elect to purchase more, less or

no shares in this offering or the underwriters may elect to sell more, less or no shares in this offering to these parties. The number of shares of Class A common stock available for sale to the general public will be reduced to the extent these parties purchase shares of Class A common stock in the offering. The underwriters will receive the same discount from any Class A common stock purchased by these parties as they will from any other shares of Class A common stock sold to the public in this offering. Any shares purchased by such parties in this offering will be subject to a 180-day lock-up agreement with the underwriters.

Summary Historical and Pro Forma Consolidated Financial and Operating Data

OneWater Inc. was incorporated on April 3, 2019 and does not have historical financial operating results for the period from April 3, 2019 to September 30, 2019. The following table presents the summary historical and certain pro forma financial data and other data for OneWater LLC, the accounting predecessor of OneWater Inc., and its subsidiaries. The historical results presented below are not necessarily indicative of the results to be expected for any future period, and should be read together with "Use of Proceeds," "Selected Historical Consolidated Financial Data," "Unaudited Pro Forma Consolidated Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Corporate Reorganization" and our consolidated financial statements and related notes included elsewhere in this prospectus.

The summary historical financial data as of September 30, 2019 and 2018 and for the fiscal years ended September 30, 2019, 2018 and 2017 was derived from the audited historical financial statements included elsewhere in this prospectus. The OneWater LLC summary historical financial data as of September 30, 2017 was derived from audited historical financial statements not included elsewhere in this prospectus.

The summary unaudited pro forma consolidated statement of operations data for the year ended September 30, 2019 presents our consolidated results of operations after giving effect to (i) the Reorganization, including this offering, as described under "Corporate Reorganization," as if such transactions occurred on October 1, 2018, (ii) the use of the estimated net proceeds to us from this offering, as described under "Use of Proceeds" and (iii) a provision for corporate income taxes on the income attributable to OneWater Inc. at an effective rate of 24.6% for the fiscal year ended September 30, 2019, inclusive of all U.S. federal, state and local income taxes (collectively, the "pro forma adjustments"). The unaudited pro forma consolidated balance sheet as of September 30, 2019 gives effect to the pro forma adjustments, including this offering, as if the same had occurred on September 30, 2019. The pro forma adjustments are based on available information and upon assumptions that our management believes are reasonable in order to reflect their impact, on a pro forma basis, on the historical financial information of OneWater LLC. The summary unaudited pro forma consolidated financial information is included for informational purposes only and does not purport to reflect the results of operations or financial position of OneWater Inc. that would have occurred had OneWater Inc. been in existence or operated as a public company or otherwise during the periods presented. The unaudited pro forma consolidated financial information should not be relied upon as being indicative of our results of operations or financial position had the described transactions occurred on the dates assumed. The unaudited pro forma consolidated financial information also does not project our results of operations or financial position for any future period or date.

	Historical OneWater LLC			Pro Forma OneWater Inc.[1]
	Years Ended September 30,			Year Ended September 30,
	2019	2018	2017	2019
	(in thousands, except share, per share and store amounts)			
				(unaudited)
Consolidated Statement of Operations Data:				
Revenue	$767,624	$602,805	$391,483	$767,624
Costs of sales	595,498	465,151	305,782	595,498
Selling, general and administrative	116,503	91,297	65,352	116,503
Depreciation and amortization	2,682	1,685	1,055	2,682
Gain on settlement of contingent consideration	(1,674)	—	—	(1,674)
Operating income (loss)	54,615	44,672	19,294	54,615

	Historical OneWater LLC			Pro Forma OneWater Inc.[1]
	Years Ended September 30,			Year Ended September 30,
	2019	2018	2017	2019
	(in thousands, except share, per share and store amounts)			
				(unaudited)
Other expense (income)				
Interest expense – floor plan	9,395	5,534	2,686	9,395
Interest expense – other	6,568	3,836	2,266	9,788
Transaction costs[2]	1,323	438	327	1,323
Change in fair value of warrants	(1,336)	33,187	18,057	—
Other expense (income)[3]	1,402	(269)	217	1,402
Pretax income (loss)	37,263	1,946	(4,259)	32,707
Pro forma income taxes	—	—	—	3,186
Net income (loss)	$ 37,263	$ 1,946	$ (4,259)	$ 29,521
Less: Net income attributable to non-controlling interest	1,606	830	13	19,755
Net income (loss) attributable to OneWater LLC and OneWater Inc.	$ 35,657	$ 1,116	$ (4,272)	$ 9,766
Pro Forma Per Share Data[4]				
Pro forma net income (loss) per share				
Basic				$ 1.82
Diluted				$ 1.82
Pro forma weighted average shares outstanding				
Basic				5,373,686
Diluted				5,373,686
Consolidated Statement of Cash Flows Data:				
Cash flows (used in) provided by operating activities	$ (5,698)	$ (4,654)	$ 6,514	
Cash flows used in investing activities	(10,998)	(23,920)	(23,304)	
Cash flows provided by financing activities	12,458	34,257	16,993	
Other Financial Data:				
Capital expenditures[5]	$ 7,291	$ 10,135	$ 4,112	
Adjusted EBITDA[6]	$ 46,228	$ 40,823	$ 17,663	
Number of stores	63	53	45	
Same-store sales growth	11.8%	22.2%		
Consolidated Balance Sheet Data (at end of period):				
Total assets	$504,755	$375,360	$258,347	$ 501,589
Long-term debt (including current portion)	75,913	41,844	27,285	111,629
Total liabilities	380,768	274,339	158,578	365,597
Redeemable preferred equity interest	86,018	79,965	71,695	—
Total members' equity/stockholders' equity	37,969	21,056	28,074	135,992

---

(1) Pro forma figures give effect to the transactions, including this offering, described under "Unaudited Pro Forma Consolidated Financial Information." Please see "Unaudited Pro Forma Consolidated Financial Information" for a detailed presentation of the unaudited pro forma information, including a description of the transactions and assumptions underlying the pro forma adjustments.

(2) Consists of transaction costs related to the acquisitions made in the corresponding period.

(3) Other expense for the fiscal year ended September 30, 2019 was primarily attributable to a loss related to the sale and leaseback of certain operating facilities and equipment, partially offset by insurance proceeds received from hurricane-related claims. Other income for the fiscal year ended September 30, 2018 was primarily attributable to insurance proceeds received from hurricane-related claims.

(4) Pro forma net income (loss), pro forma net income (loss) per share and pro forma weighted average shares outstanding reflect the estimated number of shares of Class A common stock we expect to have outstanding upon the completion of our corporate reorganization described under "—Corporate Reorganization" and this offering. The pro forma data does not assume the exchange of any OneWater LLC Units (and the corresponding cancellation of the outstanding shares of Class B common stock) for Class A common stock and any related adjustments to pro forma net income (loss) or pro forma net income (loss) per share. The pro forma data also excludes the redeemable preferred equity interest of $9.4 million, $8.3 million and $6.7 million and the change in fair value of warrant liability of $(1.3) million, $33.2 million and $18.1 million for the fiscal years ended September 30, 2019, 2018 and 2017, respectively, as we expect to redeem the Opco Preferred Units and as the holders of the LLC Warrants will exercise such LLC Warrants in connection with this offering. The pro forma data includes additional pro forma income tax expense of $3.2 million for the fiscal year ended September 30, 2019 associated with the income tax effects of the Reorganization described under "—Corporate Reorganization." OneWater Inc. is a corporation and is subject to U.S.

federal income tax. Our predecessor, OneWater LLC, was not subject to U.S. federal income tax at an entity level. As a result, the consolidated and combined net income in our historical financial statements does not reflect the tax expense we would have incurred if we were subject to U.S. federal income tax at an entity level during such periods.

(5)   Includes $4.2 million for growth capital expenditures and $3.1 million for maintenance capital expenditures for fiscal year 2019, compared to $6.9 million and $3.2 million, respectively, for fiscal year 2018 and $1.5 million and $2.6 million, respectively, for fiscal year 2017.

(6)   Adjusted EBITDA is a non-GAAP financial measure. For the definition of Adjusted EBITDA and a reconciliation to our most directly comparable financial measure calculated and presented in accordance with GAAP, please see "—Non-GAAP Financial Measure" below.

Non-GAAP Financial Measure

Adjusted EBITDA

Adjusted EBITDA is not a measure of net income as determined by GAAP. Adjusted EBITDA is a supplemental non-GAAP financial measure that is used by management and external users of our consolidated financial statements, such as industry analysts, investors, lenders and rating agencies. We define Adjusted EBITDA as net income (loss) before interest expense – other, income taxes, depreciation and amortization and other expense (income), further adjusted to eliminate the effects of items such as the change in the fair value of warrants and transaction costs.

Our board of directors, management team and lenders use Adjusted EBITDA to assess our financial performance because it allows them to compare our operating performance on a consistent basis across periods by removing the effects of our capital structure (such as varying levels of interest expense), asset base (such as depreciation and amortization) and other items (such as the fair value adjustment of the warrants and transaction costs) that impact the comparability of financial results from period to period. We present Adjusted EBITDA because we believe it provides useful information regarding the factors and trends affecting our business in addition to measures calculated under GAAP. Adjusted EBITDA is not a financial measure presented in accordance with GAAP. We believe that the presentation of this non-GAAP financial measure will provide useful information to investors and analysts in assessing our financial performance and results of operations across reporting periods by excluding items we do not believe are indicative of our core operating performance. Net income (loss) is the GAAP measure most directly comparable to Adjusted EBITDA. Our non-GAAP financial measure should not be considered as an alternative to the most directly comparable GAAP financial measure. You are encouraged to evaluate each of these adjustments and the reasons we consider them appropriate for supplemental analysis. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in such presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. There can be no assurance that we will not modify the presentation of Adjusted EBITDA in the future, and any such modification may be material. Adjusted EBITDA has important limitations as an analytical tool and you should not consider Adjusted EBITDA in isolation or as a substitute for analysis of our results as reported under GAAP. Because Adjusted EBITDA may be defined differently by other companies in our industry, our definition of this non-GAAP financial measure may not be comparable to similarly titled measures of other companies, thereby diminishing its utility.

- actions by our stockholders;

- general market conditions, including fluctuations in commodity prices;

- the publication of boating industry sales data or new boat registration data;

- domestic and international economic, legal and regulatory factors unrelated to our performance; and

- the realization of any risks described under this "Risk Factors" section.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our Class A common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company's securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management's attention and resources and materially harm our business, operating results and financial condition.

The Legacy Owners will own a significant amount of our voting stock, and their interests may conflict with those of our other stockholders.

Upon completion of this offering, the Legacy Owners will own approximately 66.0% of our voting stock (or approximately 62.8% if the underwriters' option to purchase additional shares is exercised in full), assuming no purchases by our affiliates, including their affiliated entities, who have indicated an interest in purchasing an aggregate of $5.75 million of Class A common stock in the offering, and no purchases by any of our affiliates in our directed share program. After giving effect to the potential purchase of all $5.75 million of Class A common stock, the Legacy Owners would own approximately 69.2% of our voting stock (or approximately 65.9% if the underwriters' option to purchase additional shares is exercised in full). As a result, the Legacy Owners may be able to influence matters requiring stockholder approval, including the election of directors, approval of any potential acquisition of us, changes to our organizational documents and significant corporate transactions. This concentration of ownership makes it unlikely that any other holder or group of holders of our Class A common stock will be able to affect the way we are managed or the direction of our business. The interests of the Legacy Owners with respect to matters potentially or actually involving or affecting us, such as future acquisitions, financings and other corporate opportunities and attempts to acquire us, may conflict with the interests of our other stockholders.

For example, the Legacy Owners may have different tax positions from us, especially in light of the Tax Receivable Agreement, that could influence their decisions regarding whether and when to support the disposition of assets, the incurrence or refinancing of new or existing indebtedness, or the termination of the Tax Receivable Agreement and acceleration of our obligations thereunder. In addition, the determination of future tax reporting positions, the structuring of future transactions and the handling of any challenge by any taxing authority to our tax reporting positions may take into consideration the Legacy Owners tax or other considerations which may differ from the considerations of us or our other stockholders. Please read "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

We intend to use proceeds from this offering to pay or otherwise fund certain of our contractual obligations, including obligations with certain Legacy Owners.

On October 28, 2016, Goldman and Beekman purchased, among other things, Opco Preferred Units. Pursuant to the terms of Opco's First Amended and Restated Limited Liability Company Agreement, holders of the Opco Preferred Units ("Opco Preferred Holders") are entitled to certain returns and distributions at a specified percent per annum and to redemption rights in certain instances. We intend to use the net proceeds from this offering, together with cash on hand and borrowings under the Term and Revolver Credit Facility that we expect to enter into, to redeem all of the shares of Opco Preferred Units held by Goldman and Beekman. As of September 30, 2019 and December 1, 2019, the redemption amount of the Opco Preferred Units held by Goldman and Beekman in the aggregate was $87.3 million, exclusive of $1.3 million in issuance costs. Please see "Use of Proceeds" and "Certain Relationships and Related Party Transactions—Historical Transactions with Affiliates—Opco Preferred Units" for additional information.

potential acquirer of our company. Please see "—In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, OneWater Inc. realizes in respect of the tax attributes subject to the Tax Receivable Agreement."

Our certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim against us or any director or officer or other employee of ours arising pursuant to any provision of the Delaware General Corporation Law (the "DGCL"), our certificate of incorporation or our bylaws, or (iv) any action asserting a claim against us or any director or officer or other employee of ours that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Notwithstanding the foregoing, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act, the Securities Act or any other claim for which the federal courts have exclusive jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our certificate of incorporation described herein. This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this offering will experience immediate and substantial dilution of $15.83 per share.

Based on the initial public offering price of $13.00 per share (the mid-point of the range set forth on the cover of this prospectus), purchasers of our Class A common stock in this offering will experience an immediate and substantial dilution of $15.83 per share in the as adjusted net tangible book value per share of Class A common stock from the initial public offering price, and our pro forma as adjusted net tangible book value as of September 30, 2019 after giving effect to this offering would be $(2.83) per share. If the initial public offering price were to increase or decrease by $1.00 per share, then dilution in pro forma as adjusted net tangible book value per share to new investors in this offering would equal $16.51 or $15.14, respectively. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares. See "Dilution."

We do not intend to pay cash dividends on our Class A common stock, and our Credit Facilities place certain restrictions on our ability to do so. Consequently, your only opportunity to achieve a return on your investment is if the price of our Class A common stock appreciates.

We do not plan to declare cash dividends on shares of our Class A common stock in the foreseeable future. Additionally, the Credit Facilities place certain restrictions on our ability to pay cash dividends. Any future credit agreements or financing arrangements may also contain restrictions on our ability to pay cash dividends. Consequently, your only opportunity, while such dividend restrictions remain in place, to achieve a return on your investment in us may be to sell your Class A common stock at a price greater than you paid for it. There is no guarantee that the price of our Class A common stock that will prevail in the market will ever exceed the price that you pay in this offering.

Future sales of our Class A common stock in the public market, or the perception that such sales may occur, could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

We may sell additional shares of Class A common stock in subsequent public offerings. We may also issue additional shares of Class A common stock or convertible securities. After the completion of this offering, we will have 5,373,686 outstanding shares of Class A common stock (or 6,065,994 shares of Class A common stock if the underwriters' option to purchase additional shares is exercised in full). This number includes 4,615,385 shares that we are selling in this offering and 692,308 shares that we may sell in this offering if the underwriters' option to purchase additional shares is fully exercised, which may be resold immediately in the public market. Following the completion of this offering, and assuming full exercise of the underwriters' option to purchase additional shares, the Legacy Owners will own 758,301 shares of our Class A common stock and 8,196,381 shares of our Class B common stock, or approximately 62.8% of our total voting stock outstanding. Certain OneWater Unit Holders will be party to a registration rights agreement, which will require us to effect the registration of any shares of Class A common stock that they receive in exchange for their OneWater LLC Units in certain circumstances no earlier than the expiration of the lock-up period contained in the underwriting agreement entered into in connection with this offering.

In connection with this offering, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of 1,357,007 shares of our Class A common stock issued or reserved for issuance under our long term incentive plan. Subject to the satisfaction of vesting conditions, the expiration of lock-up agreements and the requirements of Rule 144, shares registered under the registration statement on Form S-8 may be made available for resale immediately in the public market without restriction.

We cannot predict the size of future issuances of our Class A common stock or securities convertible into Class A common stock or the effect, if any, that future issuances and sales of shares of our Class A common stock will have on the market price of our Class A common stock. Sales of substantial amounts of our Class A common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our Class A common stock.

The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our Class A common stock.

We, all of our directors that will own equity in us following the completion of this offering, all of our executive officers and substantially all of the Legacy Owners have entered or will enter into lock-up agreements pursuant to which we and they will be subject to certain restrictions with respect to the sale or other disposition of our Class A common stock for a period of 180 days following the date of this prospectus. The underwriters, at any time and without notice, may release all or any portion of the Class A common stock subject to the foregoing lock-up agreements. See "Underwriting" for more information on these agreements. If the restrictions under the lock-up agreements are waived, then the Class A common stock, subject to compliance with the Securities Act or exceptions therefrom, will be available for sale into the public markets, which could cause the market price of our Class A common stock to decline and impair our ability to raise capital.

OneWater Inc. will be required to make payments under the Tax Receivable Agreement for certain tax benefits that it may claim, and the amounts of such payments could be significant.

In connection with the closing of this offering, OneWater Inc. will enter into a Tax Receivable Agreement with certain of the OneWater Unit Holders. This agreement will generally provide for the payment by OneWater Inc. to each OneWater Unit Holder of 85% of the net cash savings, if any, in U.S. federal, state and local income tax and franchise tax (computed using simplifying assumptions to address the impact of state and local taxes) that OneWater Inc. actually realizes (or is deemed to realize in certain circumstances) in periods after this offering as a result of certain increases in tax basis available to OneWater Inc. as a result of the exercise of the Redemption Right or the Call Right or that relate to prior transfers of such OneWater LLC Units that will be available to OneWater Inc. as a result of its acquisition of those units, and certain benefits attributable to imputed interest. OneWater Inc. will retain the benefit of the remaining 15% of these net cash savings.

The term of the Tax Receivable Agreement will commence upon the completion of this offering and will continue until all tax benefits that are subject to the Tax Receivable Agreement have been utilized or expired, unless OneWater Inc. exercises its right to terminate the Tax Receivable Agreement (or the Tax Receivable Agreement is terminated due to other circumstances, including OneWater Inc.'s breach of a material obligation thereunder or certain mergers or other changes of control), and OneWater Inc. makes the termination payment specified in the Tax Receivable Agreement. In addition, payments OneWater Inc. makes under the Tax Receivable Agreement will be increased by any interest accrued from the due date (without extensions) of the corresponding tax return. In the event that the Tax Receivable Agreement is not terminated, the payments under the Tax Receivable Agreement are anticipated to commence in 2023, depending on the timing of future exercises of the Redemption Right, and to continue for 20 years after the date of the last redemption of the OneWater LLC Units.

The payment obligations under the Tax Receivable Agreement are OneWater Inc.'s obligations and not obligations of OneWater LLC, and we expect that the payments OneWater Inc. will be required to make under the Tax Receivable Agreement will be substantial. Estimating the amount and timing of OneWater Inc.'s realization of tax benefits subject to the Tax Receivable Agreement is by its nature imprecise. The actual increases in tax basis covered by the Tax Receivable Agreement, as well as the amount and timing of OneWater Inc.'s ability to use any deductions (or decreases in gain or increases in loss) arising from such increases in tax basis, are dependent upon significant future events, including but not limited to the timing of the redemptions of OneWater LLC Units, the price of OneWater Inc.'s Class A common stock at the time of each redemption, the extent to which such redemptions are taxable transactions, the amount of the redeeming unit holder's tax basis in its OneWater LLC Units at the time of the relevant redemption, the depreciation and amortization periods that apply to the increase in tax basis, the amount, character, and timing of taxable income OneWater Inc. generates in the future, the timing and amount of any earlier payments that OneWater Inc. may have made under the Tax Receivable Agreement, the U.S. federal income tax rate then applicable, and the portion of OneWater Inc.'s payments under the Tax Receivable Agreement that constitute imputed interest or give rise to depreciable or amortizable tax basis. Accordingly, estimating the amount and timing of payments that may become due under the Tax Receivable Agreement is also by its nature imprecise. For purposes of the Tax Receivable Agreement, net cash savings in tax generally are calculated by comparing OneWater Inc.'s actual tax liability (determined by using the actual applicable U.S. federal income tax rate and an assumed combined state and local income tax rate) to the amount OneWater Inc. would have been required to pay had it not been able to utilize any of the tax benefits subject to the Tax Receivable Agreement. Thus, the amount and timing of any payments under the Tax Receivable Agreement are also dependent upon significant future events, including those noted above in respect of estimating the amount and timing of OneWater Inc.'s realization of tax benefits. Any distributions made by OneWater LLC to OneWater Inc. in order to enable OneWater Inc. to make payments under the Tax Receivable Agreement, as well as any corresponding pro rata distributions made to the other OneWater Unit Holders could have an adverse impact on our liquidity.

The payments under the Tax Receivable Agreement will not be conditioned upon a holder of rights under a Tax Receivable Agreement having a continued ownership interest in OneWater Inc. or OneWater LLC. In addition, certain of the OneWater Unit Holders' rights (including the right to receive payments) under the Tax Receivable Agreement are transferable in connection with transfers permitted under the OneWater LLC Agreement of the corresponding OneWater LLC Units or, subject to OneWater Inc.'s consent (not to be unreasonably withheld, conditioned, or delayed), after the corresponding OneWater LLC Units have been acquired pursuant to the Redemption Right or Call Right. For additional information regarding the Tax Receivable Agreement, see "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, OneWater Inc. realizes in respect of the tax attributes subject to the Tax Receivable Agreement.

If OneWater Inc. experiences a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations) or the Tax Receivable Agreement terminates early (at OneWater Inc.'s election or as a result of OneWater Inc.'s breach), OneWater Inc. would be required to make an immediate payment equal to the present value of the anticipated future payments to be made by it under the Tax Receivable Agreement (determined by applying a discount rate equal to one-year LIBOR plus 100 basis points) and such early termination payment is expected to be substantial. The calculation of anticipated future payments will be based upon certain assumptions and deemed events set forth in the Tax Receivable Agreement, including (i) that OneWater Inc. has sufficient taxable income to fully utilize the tax benefits covered by the Tax Receivable Agreement, and (ii) that any OneWater LLC Units (other than those held by OneWater Inc.) outstanding on the termination date are deemed to be redeemed on the termination date. Any early termination payment may be made significantly in advance of, and may materially exceed, the actual realization, if any, of the future tax benefits to which the early termination payment relates.

If OneWater Inc. experiences a change of control (as defined under the Tax Receivable Agreement) or the Tax Receivable Agreement otherwise terminates early (at OneWater Inc.'s election or as a result of OneWater Inc.'s breach), OneWater Inc.'s obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, or other forms of business combinations or changes of control. For example, if the Tax Receivable Agreement were terminated immediately after this offering, the estimated early termination payment would, in the aggregate, be approximately $23.3 million (calculated using a discount rate equal to one-year LIBOR plus 100 basis points, applied against an undiscounted liability of $30.7 million calculated based on certain assumptions, including but not limited to a $13.00 per share offering price to the public (the mid-point of the range set forth on the cover of this prospectus), a 21% U.S. federal corporate income tax rate and estimated applicable state and local income tax rates, no material change in U.S. federal income tax law, and that OneWater Inc. will have sufficient taxable income to utilize such estimated tax benefits). The foregoing number is merely an estimate and the actual payment could differ materially. In the event that OneWater Inc.'s obligation to make payments under the Tax Receivable Agreement is accelerated as a result of a change of control, where applicable, we generally expect the accelerated payments due under the Tax Receivable Agreement to be funded out of the proceeds of the change of control transaction giving rise to such acceleration. However, OneWater Inc. may be required to fund such payment from other sources, and as a result, any early termination of the Tax Receivable Agreement could have a substantial negative impact on our liquidity. We do not currently expect to cause an acceleration due to OneWater Inc.'s breach, and we do not currently expect that OneWater Inc. would elect to terminate the Tax Receivable Agreement early, except in cases where the early termination payment would not be material. There can be no assurance that OneWater Inc. will be able to meet its obligations under the Tax Receivable Agreement.

Please read ''Certain Relationships and Related Party Transactions—Tax Receivable Agreement.''

In the event that OneWater Inc.'s payment obligations under the Tax Receivable Agreement are accelerated upon certain mergers, other forms of business combinations or other changes of control, the consideration payable to holders of OneWater Inc.'s Class A common stock could be substantially reduced.

If OneWater Inc. experiences a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations), OneWater Inc. would be obligated to make an immediate payment, and such payment may be significantly in advance of, and may materially exceed, the actual realization, if any, of the future tax benefits to which the payment relates. As a result of this payment obligation, holders of OneWater Inc.'s Class A common stock could receive substantially less consideration in connection with a change of control transaction than they would receive in the absence of such obligation. Further, OneWater Inc.'s payment obligations under the Tax Receivable Agreement will not be conditioned upon the OneWater Unit Holders' having a continued interest in OneWater Inc. or OneWater LLC. Accordingly, the OneWater Unit Holders' interests may conflict with those of the holders of OneWater Inc.'s Class A common stock. Please read ''Risk Factors—Risks Related to this Offering and Our Class A Common Stock— In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits OneWater Inc. realizes, if any, in respect of the tax attributes subject to the Tax Receivable Agreement'' and ''Certain Relationships and Related Party Transactions—Tax Receivable Agreement.''

OneWater Inc. will not be reimbursed for any payments made under the Tax Receivable Agreement in the event that any tax benefits are subsequently disallowed.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that OneWater Inc. will determine and the IRS or another tax authority may challenge all or part of the tax

USE OF PROCEEDS

We expect to receive net proceeds from this offering of approximately $51.6 million after deducting estimated underwriting discounts and commissions and estimated offering expenses of approximately $9.5 million (of which $1.1 million has been prepaid), in the aggregate (based on the mid-point of the range set forth on the cover of this prospectus). If the underwriters exercise in full their option to purchase additional shares of Class A common stock, we expect to receive approximately $60.0 million of net proceeds.

We intend to contribute the net proceeds of this offering received by us to OneWater LLC in exchange for OneWater LLC Units. OneWater LLC will use the net proceeds, together with cash on hand and borrowings under the Term and Revolver Credit Facility, to redeem the Opco Preferred Units held by Goldman and Beekman.

The Opco Preferred Units incur (i) a "preferred return" at a rate of 10% per annum, compounded quarterly, on (a) the aggregate amount of capital contributions made, minus any prior distributions (the "unreturned preferred amount"), plus (b) any unpaid preferred returns for prior periods, and (ii) a "preferred target distribution" at a rate of 10% per annum on the unreturned preferred amount multiplied by (a) 40% for the calendar quarters ending December 31, 2018, March 31, 2019, June 30, 2019 and September 30, 2019, (b) 60% for the calendar quarters ending December 31, 2019, March 31, 2020, June 30, 2020 and September 30, 2020, and (c) 80% for each calendar quarter thereafter. The preferred target distribution proportionally adjusts the amount of capital contribution of each Opco Preferred Holder. As of September 30, 2019 and December 1, 2019, the redemption amount of the Opco Preferred Units held by Goldman and Beekman in the aggregate was $87.3 million, exclusive of $1.3 million in issuance costs.

A $1.00 increase or decrease in the assumed initial public offering price of $13.00 per share would cause the net proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses received by us to increase or decrease, respectively, by approximately $4.3 million, assuming the number of shares offered by us as set forth on the cover page of this prospectus remains the same. An increase or decrease of 500,000 shares offered by us at an assumed offering price of $13.00 per share would cause the net proceeds from this offering after deducting the underwriting discounts and commissions and estimated offering expenses received by us to increase or decrease, respectively, by approximately $6.0 million.

If the proceeds increase due to a higher initial public offering price or due to the issuance of additional shares by us, we would contribute the additional net proceeds received by us to OneWater LLC in exchange for OneWater LLC Units. OneWater LLC intends to use the additional net proceeds to redeem additional Opco Preferred Units and for general corporate purposes. If the proceeds decrease due to a lower initial public offering price or a decrease in the number of shares issued by us, then we would decrease the amount of net proceeds contributed to OneWater LLC and OneWater LLC would reduce by a corresponding amount the net proceeds directed to redeem the Opco Preferred Units. Any reduction in net proceeds may cause us to need to borrow additional funds under our Term and Revolver Credit Facility to redeem the Opco Preferred Units and to fund our operations, which would increase our interest expense and decrease our net income.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2019:

- of OneWater LLC and its subsidiaries on an actual basis; and

- of OneWater Inc. on a pro forma basis after giving effect to (i) the transactions described under "Unaudited Pro Forma Consolidated Financial Information," (ii) the sale of shares of our Class A common stock in this offering at the initial offering price of $13.00 per share (the mid-point of the range set forth on the cover of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, (iii) the application of the net proceeds from this offering as set forth under "Use of Proceeds," (iv) the redemption of the outstanding Opco Preferred Units remaining after application of net proceeds, together with cash on hand and borrowings under the Term and Revolver Credit Facility, and (v) the paydown of a preferred distribution right with approximately $3.2 million of cash on hand to one Legacy Owner.

You should read the following table in conjunction with "Unaudited Pro Forma Consolidated Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Corporate Reorganization," "Use of Proceeds" and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of September 30, 2019	
	OneWater LLC Actual[1]	OneWater Inc. Pro Forma[2]
	(in thousands, except share counts and par value)	
Cash and cash equivalents	$ 11,108	$ 7,901
Long-term debt:		
GS/BIP Credit Facility and Term and Revolver Credit Facility[3]	$ 58,000	$ 93,716
Acquisition notes payable[4]	16,555	16,555
Commercial vehicles notes payable[5]	2,371	2,371
Total long-term debt	$ 76,926	$112,642
Less unamortized portion of debt issuance costs	1,013	1,013
Total debt	$ 75,913	$111,629
Other Liabilities		
Other long-term liabilities	1,598	1,598
LLC warrants[6]	50,887	—
Redeemable preferred interest in subsidiary	86,018	—
Member/Stockholders' equity:		
Members' equity	31,770	—
Class A common stock, $0.01 par value; no shares authorized, issued or outstanding (Actual); 40,000,000 shares authorized, 5,373,686 shares issued and outstanding (pro forma)	—	54
Class B common stock, $0.01 par value, no shares authorized, issued or outstanding (Actual); 10,000,000 shares authorized, 8,196,381 shares issued and outstanding (pro forma)	—	82
Preferred stock, $0.01 per share; no shares authorized, issued or outstanding (Actual), 1,000,000 shares authorized, no shares issued and outstanding (pro forma)	—	
Additional paid-in capital	—	53,716
Retained earnings	—	—
Non-controlling interests[7]	6,199	82,140
Total member/stockholders' equity	$ 37,969	$135,992
Total capitalization	$252,385	$249,219

_____

(1) OneWater Inc. was incorporated on April 3, 2019. The data in this table has been derived from the historical consolidated financial statements included in this prospectus which pertain to the assets, liabilities and expenses of our accounting predecessor, OneWater LLC.

(2) A $1.00 increase or decrease in the assumed initial public offering price of $13.00 per share would increase or decrease total equity and total capitalization by approximately $4.3 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase or decrease of 500,000 shares offered by us at an assumed offering price of $13.00 per share would increase or decrease total equity and total capitalization by approximately $6.0 million after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3) Concurrently with the closing of this offering, we expect to refinance the GS/BIP Credit Facility and enter into the Term and Revolver Credit Facility to, among other things, extend the maturity date to the date that is five years after entry into the Term and Revolver Credit Facility and increase the aggregate credit facilities to consist of a $100.0 million senior secured multi-draw term loan facility, a $10.0 million senior secured revolving credit facility and an uncommitted and discretionary multi-draw term loan accordion feature of up to $20.0 million. As of December 1, 2019, under the GS/BIP Credit Facility, we had $58.0 million outstanding under the multi-draw term loan and no amount outstanding under the revolving line of credit. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Debt Agreements—GS/BIP Credit Facility" and "Certain Relationships and Related Party Transactions—Historical Transactions with Affiliates—GS/BIP Credit Facility."

(4) In connection with certain of our acquisitions of dealer groups, we have entered into notes payable with the acquired entities to finance these acquisitions. As of September 30, 2019, our indebtedness associated with our 10 acquisition notes payable totaled an aggregate of $16.6 million with a weighted average interest rate of 5.7% per annum. As of September 30, 2019, the principal amount outstanding under these acquisition notes payable ranged from $0.8 million to $3.1 million, and the maturity dates ranged from November 1, 2019 to February 1, 2022.

(5) We have entered into multiple notes payable with various commercial lenders in connection with our acquisition of certain vehicles utilized in our retail operations. Such notes bear interest ranging from 0.0% to 8.9% per annum, require monthly payments of approximately $67,000 and mature on dates between March 2020 to July 2025. As of September 30, 2019, we had $2.4 million outstanding under the commercial vehicles notes payable.

(6) Following the Corporate Reorganization, the LLC Warrants will be exercised for common units of OneWater LLC, which will eliminate the liability accounting and fair value adjustments for the LLC Warrants for all periods after this offering.

(7) On a pro forma basis, includes the membership interests not owned by us, which represents 60.4% of OneWater LLC's outstanding common units. OneWater Inc. will hold 39.6% of the economic interests in OneWater LLC and the OneWater Unit Holders will hold 60.4% of the economic interests in OneWater LLC.

DILUTION

Purchasers of the Class A common stock in this offering will experience immediate and substantial dilution in the net tangible book value per share of the Class A common stock for accounting purposes. Our net tangible book value as of September 30, 2019, after giving pro forma effect to the transactions described under "Corporate Reorganization," was approximately $(1.6) million, or $(0.18) per share of Class A common stock. Pro forma net tangible book value per share is determined by dividing our pro forma tangible net worth (tangible assets less total liabilities, without further adjustment to exclude the redeemable preferred interest in our subsidiary) by the total number of outstanding shares of Class A common stock that will be outstanding immediately prior to the closing of this offering including giving effect to our corporate reorganization. After giving effect to the sale of the shares in this offering and further assuming the receipt of the estimated net proceeds of $51.6 million (after deducting estimated underwriting discounts and commissions and estimated offering expenses and the application of such proceeds as described in "Use of Proceeds"), our adjusted pro forma net tangible book value as of September 30, 2019 would have been approximately $(38.4) million, or $(2.83) per share. This represents an immediate decrease in the net tangible book value of $(2.65) per share to the Legacy Owners and an immediate dilution (i.e., the difference between the offering price and the adjusted pro forma net tangible book value after this offering) to new investors purchasing shares in this offering of $15.83 per share. The following table illustrates the per share dilution to new investors purchasing shares in this offering (assuming that 100% of the OneWater LLC Units have been exchanged for Class A common stock):

Assumed initial public offering price per share.	$13.00
Pro forma net tangible book value per share as of September 30, 2019 (before this offering and after giving effect to our corporate reorganization)	$(0.18)[1]
Less a decrease per share attributable to new investors in this offering	(2.65)
As adjusted pro forma net tangible book value per share after giving further effect to this offering	(2.83)
Dilution in pro forma reduced net tangible book value per share to new investors in this offering[2].	$15.83

---

(1)   Calculated as tangible assets less total liabilities, without further adjustments to exclude the redeemable preferred interest in our subsidiary. The redeemable preferred interest in our subsidiary is classified as temporary equity on our balance sheet.

(2)   If the initial public offering price were to increase or decrease by $1.00 per share, then dilution in pro forma reduced net tangible book value per share to new investors in this offering would equal $16.51 or $15.14, respectively.

The following table summarizes, on an adjusted pro forma basis as of September 30, 2019, the total number of shares of Class A common stock owned by the Legacy Owners (assuming that 100% of the OneWater LLC Units held by the Legacy Owners have been exchanged for Class A common stock (and the corresponding shares of Class B common stock have been cancelled)) and to be owned by new investors, the total consideration paid, and the average price per share paid by the Legacy Owners and to be paid by new investors in this offering at $10.02, calculated before deduction of estimated underwriting discounts and commissions.

	Shares Acquired		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent	
			(in thousands)		
Legacy Owners	8,954,682	66.0%	$ 75,992	55.9%	$ 8.49
New investors in this offering	4,615,385	34.0%	$ 60,000	44.1%	$13.00
Total	13,570,067	100.0%	$135,992	100.0%	$10.02

The data in the table excludes 1,357,007 shares of Class A common stock initially reserved for issuance under our long-term incentive plan.

Each $1.00 increase (decrease) in the assumed initial public offering price of $13.00 per share of Class A common stock would increase (decrease) the total consideration paid by new investors in this offering and the total consideration paid by all holders of Class A common stock by $4.3 million, assuming the number of shares of Class A common stock offered by us remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters' option to purchase additional shares is exercised in full, the number of shares of Class A common stock being offered in this offering will be increased to 5,307,693, or approximately 87.5% of the total number of shares of Class A common stock.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

OneWater Inc. was incorporated on April 3, 2019 and does not have historical financial operating results for the period from April 3, 2019 to September 30, 2019. The following table presents the selected historical and certain pro forma financial data and other data for OneWater LLC, the accounting predecessor of OneWater Inc., and its subsidiaries. The historical results presented below are not necessarily indicative of the results to be expected for any future period, and should be read together with "Use of Proceeds," "Summary Historical and Pro Forma Consolidated Financial and Operating Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Corporate Reorganization" and our consolidated financial statements and related notes included elsewhere in this prospectus.

The selected historical financial data as of September 30, 2019 and 2018 and for the fiscal years ended September 30, 2019, 2018 and 2017 was derived from the audited historical financial statements included elsewhere in this prospectus. The OneWater LLC summary historical financial data as of September 30, 2017 was derived from audited historical financial statements not included elsewhere in this prospectus.

	Years Ended September 30,		
	2019	2018	2017
	(in thousands, except share, per share and store amounts)		
Consolidated Statement of Operations Data:			
Revenue	$ 767,624	$602,805	$391,483
Costs of sales	595,498	465,151	305,782
Selling, general and administrative	116,503	91,297	65,352
Depreciation and amortization	2,682	1,685	1,055
Gain on settlement of contingent consideration	(1,674)	—	—
Operating income (loss)	54,615	44,672	19,294
Other expense (income)			
Interest expense – floor plan	9,395	5,534	2,686
Interest expense – other	6,568	3,836	2,266
Transaction costs[1]	1,323	438	327
Change in fair value of warrants	(1,336)	33,187	18,057
Other expense (income)[2]	1,402	(269)	217
Net income (loss)	$ 37,263	$ 1,946	$ (4,259)
Less: Net income attributable to non-controlling interest	1,606	830	13
Net income (loss) attributable to OneWater LLC	$ 35,657	$ 1,116	$ (4,272)
Pro Forma Per Share Data[3]			
Pro forma net income (loss)	$ 9,766		
Pro forma net income (loss) per share			
Basic	$ 1.82		
Diluted	$ 1.82		
Pro forma weighted average shares outstanding			
Basic	5,373,686		
Diluted	5,373,686		
Consolidated Statement of Cash Flows Data:			
Cash flows provided by (used in) operating activities	$ (5,698)	$ (4,654)	$ 6,514
Cash flows used in investing activities	(10,998)	(23,920)	(23,304)
Cash flows provided by financing activities	12,458	34,257	16,993
Other Financial Data:			
Capital expenditures[4]	$ 7,291	$ 10,135	$ 4,112
Adjusted EBITDA[5]	$ 46,228	$ 40,823	$ 17,663
Number of stores	63	53	45
Same-store sales growth	11.8%	22.2%	

	Years Ended September 30,		
	2019	**2018**	**2017**
	(in thousands, except share, per share and store amounts)		

Consolidated Balance Sheet Data (at end of period):

Total assets	$504,755	$375,360	$258,347
Long-term debt (including current portion)	75,913	41,844	27,285
Total liabilities	380,768	274,339	158,578
Redeemable preferred equity interest	86,018	79,965	71,695
Total members' equity	37,969	21,056	28,074

(1) Consists of transaction costs related to the acquisitions made in the corresponding period.

(2) Other expense for the fiscal year ended September 30, 2019 was primarily attributable to a loss related to the sale and leaseback of certain operating facilities and equipment, partially offset by insurance proceeds received from hurricane-related claims. Other income for the fiscal year ended September 30, 2018 was primarily attributable to insurance proceeds received from hurricane-related claims.

(3) Pro forma net income (loss) per share and pro forma weighted average shares outstanding reflect the estimated number of shares of Class A common stock we expect to have outstanding upon the completion of our corporate reorganization described under "Corporate Reorganization" and this offering. The pro forma data does not assume the exchange of any OneWater LLC Units (and the corresponding cancellation of the outstanding shares of Class B common stock) for Class A common stock and any related adjustments to pro forma net income (loss) or pro forma net income (loss) per share. The pro forma data also excludes the redeemable preferred equity interest of $9.4 million, $8.3 million and $6.7 million and the change in fair value of warrant liability of $(1.3) million, $33.2 million and $18.1 million for the fiscal years ended September 30, 2019, 2018 and 2017, respectively, as we expect to redeem the Opco Preferred Units and as the holders of the LLC Warrants will exercise such LLC Warrants in connection with this offering. The pro forma data includes additional pro forma income tax expense of $3.2 million for the fiscal year ended September 30, 2019 associated with the income tax effects of the Reorganization described under "Corporate Reorganization." OneWater Inc. is a corporation and is subject to U.S. federal income tax. Our predecessor, OneWater LLC, was not subject to U.S. federal income tax at an entity level. As a result, the consolidated and combined net income in our historical financial statements does not reflect the tax expense we would have incurred if we were subject to U.S. federal income tax at an entity level during such periods.

(4) Includes $4.2 million for growth capital expenditures and $3.1 million for maintenance capital expenditures for fiscal year 2019, compared to $6.9 million for growth capital expenditures and $3.2 million for maintenance capital expenditures, for fiscal year 2018 and $1.5 million for growth capital expenditures and $2.6 million for maintenance capital expenditures, for fiscal year 2017.

(5) Adjusted EBITDA is a non-GAAP financial measure. For the definition of Adjusted EBITDA and a reconciliation to our most directly comparable financial measure calculated and presented in accordance with GAAP, please read "Prospectus Summary—Non-GAAP Financial Measure."

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma consolidated statements of operations for the year ended September 30, 2019 present our consolidated results of operations after giving effect to (i) the Reorganization, including this offering, as described under "Corporate Reorganization," as if such transactions occurred on October 1, 2018, (ii) the use of the estimated net proceeds to us from this offering, as described under "Use of Proceeds," (iii) the repayment of the Opco Preferred Units remaining after application of net proceeds with cash on hand and borrowings under the Term and Revolver Credit Facility, and (iv) a provision for corporate income taxes on the income attributable to OneWater Inc. at an effective rate of 24.6% for the fiscal year ended September 30, 2019, inclusive of all U.S. federal, state and local income taxes (collectively, the "pro forma adjustments"). The unaudited pro forma consolidated balance sheet as of September 30, 2019 gives effect to the pro forma adjustments, including this offering, as if the same had occurred on September 30, 2019.

We have derived the unaudited pro forma consolidated financial information for the year ended September 30, 2019 from the audited historical financial statements of OneWater LLC and its subsidiaries included elsewhere in this prospectus. The unaudited pro forma financial information should be read in conjunction with the historical financial statements.

The pro forma adjustments are based on currently available information and certain estimates and assumptions. Therefore, the actual adjustments may differ from the pro forma adjustments. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the transactions described herein and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma consolidated financial statements. The assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with these unaudited pro forma consolidated financial statements.

As a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these steps and, among other things, additional directors' and officers' liability insurance, director fees, reporting requirements of the SEC, transfer agent fees, costs associated with hiring additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses. We have not included any pro forma adjustments relating to these costs.

The unaudited pro forma consolidated financial information and related notes are presented for illustrative purposes only. The pro forma adjustments are based upon available information and methodologies that are factually supportable and directly related to the described transactions, including this offering. The historical financial information has been adjusted in the unaudited pro forma condensed consolidated financial statements to give effect to pro forma events that are related and/or directly attributable to the transactions, are factually supportable and, in the case of the statements of operations, are expected to have a continuing impact on our operating results. The unaudited pro forma consolidated financial information includes various estimates which are subject to material change and may not be indicative of what our operations or financial position would have been had the described transactions, including this offering, taken place on the dates indicated, or that may be expected to occur in the future. In addition, future results may vary significantly from the results reflected in the unaudited pro forma consolidated financial statements and should not be relied on as an indication of our results after the consummation of this offering and other transactions contemplated herein. The pro forma financial information is qualified in its entirety by reference to, and should be read in conjunction with, "Basis of Presentation," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

OneWater Inc. and Subsidiaries
Unaudited Pro Forma Consolidated Balance Sheet
As of September 30, 2019

	OneWater LLC Historical	Reorganization Adjustments	OneWater LLC Historical as Adjusted for the Reorganization Adjustments	Offering Adjustments	OneWater Inc. Pro Forma as Adjusted for this Offering and Use of Proceeds
			(in thousands, except share and per share amounts)		
Assets					
Current assets:					
Cash	$ 11,108	$ (3,207)[1]	$ 7,901	$ —[8]	$ 7,901
Restricted cash	384	—	384	—	384
Accounts receivable	15,294	—	15,294	—	15,294
Inventories	277,338	—	277,338	—	277,338
Prepaid expenses and other current assets	9,969	—	9,969	(1,100)[8]	8,869
Total current assets	314,093	(3,207)	310,886	(1,100)	309,786
Property and equipment, net of accumulated depreciation of $5,321 in 2019	15,954	—	15,954	—	15,954
Other assets					
Deposits	345	—	345	—	345
Deferred tax asset	—	1,141[2]	1,141	—	1,141
Identifiable intangible assets	61,304	—	61,304	—	61,304
Goodwill	113,059	—	113,059	—	113,059
Total other assets	174,708	1,141	175,849	—	175,849
Total assets	$504,755	$ (2,066)	$502,689	$ (1,100)	$501,589
Liabilities and Members' Equity/Stockholders' Equity					
Current liabilities:					
Accounts payable	$ 5,546	$ —	$ 5,546	$ —	$ 5,546
Other payables and accrued expenses	16,567	—	16,567	—	16,567
Customer deposits	4,880	—	4,880	—	4,880
Notes payable - floor plan	225,377	—	225,377	—	225,377
Current portion of long-term debt	11,124	—	11,124	—	11,124
Total current liabilities	263,494	—	263,494	—	263,494
Long-term Liabilities					
Other long-term liabilities	1,598	—	1,598	—	1,598
Warrant liability	50,887	(50,887)[3]	—	—	—
Long-term debt, net of current portion and unamortized debt issuance costs	64,789	—	64,789	35,716[8]	100,505
Total liabilities	380,768	(50,887)	329,881	35,716	365,597
Redeemable preferred interest in subsidiary	86,018	—	86,018	(86,018)[8]	—
Members' Equity/Stockholders' Equity:					
Class A common stock, $0.01 par value; no shares authorized, issued or outstanding (Actual); 40,000,000 shares authorized, 5,373,686 shares issued and outstanding (pro forma)	—	8[4][6]	8	46[8]	54
Class B common stock, $0.01 par value, no shares authorized, issued or outstanding (Actual); 10,000,000 shares authorized, 8,196,381 shares issued and outstanding (pro forma)	—	82[5]	82	—	82
Preferred stock, $0.01 per share; no shares authorized, issued or outstanding (Actual), 1,000,000 shares authorized, no shares issued and outstanding (pro forma)	—	—	—	—	—
Additional paid-in capital	—	34,278[4][6][7]	34,278	19,438[7][8]	53,716
Retained earnings	—	—	—	—	—
Members' Equity/Stockholders' Equity attributable to One Water Marine Holdings, LLC	31,770	(31,770)[1][2][3][5][6][7]	—	—	—
Equity attributable to non-controlling interests	6,199	46,223[4][7]	52,422	29,718[7]	82,140
Total liabilities and Members' Equity/Stockholders' Equity	$504,755	$ (2,066)	$502,689	$ (1,100)	$501,589

See accompanying Notes to the Unaudited Pro Forma Consolidated Balance Sheet.

Notes to the Unaudited Pro Forma Consolidated Balance Sheet

(1) Reflects the payment of the preferred distribution right to one Legacy Owner with cash on hand.

(2) Following the Corporate Reorganization and this offering, OneWater Inc. will be subject to U.S. federal income taxes, in addition to state and local taxes, with respect to its allocable share of any net taxable income of OneWater LLC, which will result in higher income taxes than during our history as a limited liability company. As a result, the corresponding pro forma adjustment establishes deferred tax assets, which will be netted with deferred tax liabilities, reflecting the tax status of OneWater Inc. subsequent to this offering.

(3) Reflects the elimination of the warrant liability for the LLC Warrants. Following the Corporate Reorganization, the LLC Warrants will be exercised for common units of OneWater LLC, which will eliminate the liability accounting and fair value adjustments for the LLC Warrants for all periods after this offering.

(4) Represents the exchange of minority interest shares held by Exchanging Owners for shares of OneWater Inc. upon completion of the Corporate Reorganization.

(5) Reflects the issuance to each of the Legacy Owners a number of shares of OneWater Inc. Class B common stock equal to the number of units held by them.

(6) Represents the exchange of certain Legacy Owners' interests in OneWater LLC for shares of OneWater Inc. upon the completion of the Corporate Reorganization.

(7) Represents the reclassification of members' equity in OneWater LLC and the establishment of non-controlling interests in OneWater Inc. upon completion of the Corporate Reorganization and this offering.

(8) Represents the following adjustments to OneWater Inc.'s equity as a result of this offering:

    a. Receipt of the gross proceeds of the offering of $60.0 million;

    b. Payment of $87.3 million, consisting of the net proceeds of the offering and $35.7 million of borrowings under the Term and Revolver Credit Facility, to redeem all of the shares of Opco Preferred Units held by Goldman and Beekman; and

    c. Payment of approximately $9.5 million (of which $1.1 million has been prepaid) of underwriting discounts and commissions and estimated expenses of the offering.

OneWater Inc. and Subsidiaries
Unaudited Pro Forma Consolidated Statements of Operations
For the Year Ended September 30, 2019

	OneWater LLC Historical	Reorganization Adjustments	OneWater LLC Historical as Adjusted for the Reorganization Adjustments	Offering Adjustments	OneWater Inc. Pro Forma as Adjusted for this Offering and Use of Proceeds
			(in thousands, except share and per share amounts)		
Revenues					
New boat sales	$516,789	$ —	$516,789	$ —	$ 516,789
Pre-owned boat sales	162,994	—	162,994	—	162,994
Finance and insurance income	26,152	—	26,152	—	26,152
Service, parts and other sales	61,689	—	61,689	—	61,689
Total revenues	767,624	—	767,624	—	767,624
Cost of sales (exclusive of depreciation and amortization shown separately below)					
New boat sales	425,022	—	425,022	—	425,022
Pre-owned boat sales	136,238	—	136,238	—	136,238
Service, parts and other sales	34,238	—	34,238	—	34,238
Total cost of sales	595,498	—	595,498	—	595,498
Selling, general and administrative expenses	116,503	—	116,503	—	116,503
Depreciation and amortization	2,682	—	2,682	—	2,682
Gain on settlement of contingent consideration	(1,674)	—	(1,674)	—	(1,674)
Income from operations	54,615	—	54,615	—	54,615
Other expense (income)					
Interest expense - floor plan	9,395	—	9,395	—	9,395
Interest expense - other	6,568	—	6,568	3,220[7]	9,788
Transaction costs	1,323	—	1,323	—	1,323
Change in fair value of warrant liability	(1,336)	1,336[1]	—	—	—
Other expense (income)	1,402	—	1,402	—	1,402
Total other expense	17,352	1,336	18,688	3,220	21,908
Income before income tax expense	37,263	(1,336)	35,927	(3,220)	32,707
Income tax expense	—	3,500[2]	3,500	(314)[2]	3,186
Net income (loss)	37,263	(4,836)	32,427	(2,906)	29,521
Less: Net income attributable to non-controlling interest	1,606	20,094[3][5]	21,700	(1,945)[5]	19,755
Net income (loss) attributable to One Water Marine Holdings, LLC and OneWater Marine Inc.	35,657	(24,930)	10,727	(961)	9,766
Redeemable preferred interest, dividends and accretion	9,417	(9,417)[4]	—	—	—
OneWater LLC preferred distribution	191	(191)[4]	—	—	—
Net income (loss) attributable to common interest holders	$ 26,049	$(15,322)	$ 10,727	$ (961)	$ 9,766
Pro forma weighted average shares of Class A common stock outstanding[6]:					
Basic	—	—	—	—	5,373,686
Diluted	—	—	—	—	5,373,686
Pro forma income (loss) per Class A common stock per share:[8]					
Basic	—	—	—	—	$ 1.82
Diluted	—	—	—	—	$ 1.82

See accompanying Notes to the Unaudited Pro Forma Consolidated Statements of Operations.

Notes to the Unaudited Pro Forma Consolidated Statements of Operations

(1) Reflects the elimination of the charge against income related to the fair value adjustment of the LLC Warrants. Following the Corporate Reorganization, the LLC Warrants will be exercised for common units of OneWater LLC, which will eliminate the liability accounting and fair value adjustments for the LLC Warrants for all periods after this offering.

(2) Following the Corporate Reorganization and this offering, OneWater Inc. will be subject to U.S. federal income taxes, in addition to state and local taxes, with respect to its allocable share of any net taxable income of OneWater LLC, which will result in higher income taxes than during our history as a limited liability company. As a result, the Pro Forma Consolidated Statements of Operations reflect adjustments to our provision for corporate income taxes to reflect an effective tax rate of 24.6% for the year ended September 30, 2019, which include a provision for U.S. federal income taxes and use our estimates of the weighted average statutory rates apportioned to each state and local jurisdiction. The share of net taxable income of OneWater LLC allocable to the non-controlling interests will not be subject to U.S. federal income taxes at the entity level.

(3) Represents the exchange of minority interests held by Exchanging Owners for shares of OneWater Inc. upon completion of the Corporate Reorganization.

(4) Reflects the elimination of the charge against net income (loss) attributable to One Water Marine Holdings, LLC related to (i) the redeemable preferred interest, dividends and accretion and (ii) the OneWater LLC preferred distribution, as future charges related to these items will be eliminated with the repayment of the Opco Preferred Units and the OneWater LLC preferred distribution in connection with this offering.

(5) OneWater Inc. will be the managing member of OneWater LLC following the Corporate Reorganization. Following this offering, OneWater Inc. will initially own 39.6% of the economic interest in OneWater LLC, but will control the management of OneWater LLC. The OneWater Unit Holders will own the remaining 60.4% of the economic interest in OneWater LLC, which will be accounted for as a non-controlling interest in the future consolidated financial results of OneWater Inc. These amounts have been determined based on the assumption that the underwriters' option to purchase additional shares is not exercised. If the underwriters' option to purchase additional shares is exercised, the ownership percentage held by the non-controlling interest would decrease to 57.5%.

(6) The shares of Class B common stock of OneWater Inc. do not share in OneWater Inc. earnings and are, therefore, not allocated any net income attributable to the controlling and non-controlling interests. As a result, the shares of Class B common stock are not considered participating securities and are, therefore, not included in the weighted average shares outstanding for purposes of computing net income available per share.

(7) Reflects the change in interest expense due to the incremental borrowing of $35.7 million under the refinanced Term and Revolver Credit Facility in conjunction with this offering.

(8) The pro forma data does not reflect the exchange of any OneWater LLC Units (and the corresponding cancellation of the outstanding shares of Class B common stock) for Class A common stock. Our basic and diluted pro forma income per Class A common stock presented in our unaudited pro forma consolidated statements of operations is the same because we do not have any additional equity awards or other convertible instruments that should be included in the diluted calculation. The below table presents supplemental information regarding diluted earnings per share utilizing the as-converted method wherein we assume that all OneWater LLC Units are exchanged (with automatic cancellation of all outstanding shares of Class B common stock) for Class A common stock. Such exchange is affected by the allocation of income or loss associated with the exchange of OneWater LLC units (and cancellation of Class B common stock) for Class A common stock and, accordingly, the effect of such exchange has been included for calculating diluted pro forma net income available to Class A common stock per share. Giving effect to (i) the exchange of all OneWater LLC units (and cancellation of Class B common stock) for shares of Class A common stock and (ii) the vesting of all unvested OneWater LLC stock based compensation awards, diluted pro forma net income per share available to Class A common stock would be computed as follows:

	Year ended September 30, 2019
	(in thousands except share and per share amounts)
Pro forma income before income taxes	$ 32,707
Adjusted pro forma income taxes[a]	8,046
Adjusted pro forma net income to OneWater Inc. stockholders[b]	24,661
Weighted average shares of Class A common stock outstanding (assuming the exchange of all OneWater LLC units for shares of class A common stock)[c]	13,570,067
Pro forma diluted net income available to Class A common stock per share	$ 1.82

_____

(a) Represents the implied provision for income taxes assuming the exchange of all OneWater LLC units for shares of Class A common stock of OneWater Inc. using the same method applied in calculating the pro forma tax provision.

(b) Assumes elimination of non-controlling interest due to the assumed exchange of all OneWater LLC units (and cancellation of Class B common stock) for shares of Class A common stock of OneWater Inc. as of the beginning of the period presented.

(c) The common unit equivalents have been converted based on the treasury stock method in order to give effect to the common unit equivalents in the diluted weighted average share calculation.

Assets & Operations, LLC, in which we hold a 75% ownership interest. The results of operations for Bosun's have been included in our consolidated financial statements from that date and the former owner's minority interest in our relevant subsidiary has been recorded accordingly.

- Effective April 1, 2018, OneWater LLC acquired substantially all of the assets of Rebo, Inc., d/b/a Spend-A-Day Marina, a dealer group based in West Central Ohio with one store.

- Effective February 1, 2018, OneWater LLC acquired substantially all of the assets of Texas Marine & Brokerage, Inc., d/b/a Texas Marine, a dealer group based in Texas with three stores.

We refer to the fiscal year 2018 acquisitions described above collectively as the "2018 Acquisitions." The full impact of the 2018 Acquisitions is reflected in our consolidated financial statements for the fiscal year ending September 30, 2019 but were only partially reflected in our consolidated financial statements for the fiscal year ended September 30, 2018, beginning on the date of acquisition and will not impact our results of operations in fiscal year 2017.

Fiscal Year 2017 Acquisitions

- Effective August 1, 2017, OneWater LLC acquired South Shore Marine Services, Inc. ("South Shore Marine"), a dealer group based in Ohio with one store. South Shore Marine was acquired by our subsidiary South Shore Lake Erie Assets & Operations, LLC, in which we hold a 75% ownership interest. The results of operations for South Shore Marine have been included in our consolidated financial statements from that date and the former owner's minority interest in our relevant subsidiary has been recorded accordingly.

- Effective March 1, 2017, OneWater LLC acquired substantially all of the assets of Lab Marine, Inc., d/b/a Grande Yachts, a dealer group located along the Eastern seaboard with nine stores.

- Effective December 1, 2016, OneWater LLC acquired substantially all of the assets of Marina Mike's LLC, a dealer group based in Florida with one store.

- Effective November 1, 2016, OneWater LLC acquired substantially all of the assets of Destin Sunrise Marine, Inc. and Sunrise Marine of Alabama, Inc., a dealer group based in Florida and Alabama with two stores.

We refer to the fiscal year 2017 acquisitions described above collectively as the "2017 Acquisitions." The full impact of the 2017 Acquisitions is reflected in our consolidated financial statements for the fiscal years ended September 30, 2019 and 2018 but were only partially reflected in our consolidated financial statements for the fiscal year ending September 30, 2017, beginning on the date of acquisition.

Other Factors Affecting Comparability of Our Future Results of Operations to Our Historical Results of Operations

Our historical financial results discussed below may not be comparable to our future financial results for the reasons described below.

- OneWater Inc. is subject to U.S. federal, state and local income taxes as a corporation. Our accounting predecessor, OneWater LLC, was and is treated as a partnership for U.S. federal income tax purposes, and as such, was generally not subject to U.S. federal income tax at the entity level. Rather, the tax liability with respect to its taxable income is passed through to its members. Accordingly, the financial data attributable to our predecessor contains no provision for U.S. federal income taxes or income taxes in any state or locality. We estimate that OneWater Inc. will be subject to U.S. federal, state and local taxes at a blended statutory rate of 24.6% of pre-tax earnings.

- As of September 30, 2019, the outstanding balance of the preferred units in Opco held by Goldman and Beekman in the aggregate was $87.3 million, exclusive of $1.3 million in issuance costs. On a pro forma basis giving effect to this offering and the use of net proceeds therefrom, together with cash on hand and borrowings under the Term and Revolver Credit Facility, to fully redeem these preferred units, we would eliminate the amount recorded as temporary equity to our balance sheet and eliminate any future dividends related to the preferred units.

Yachts. The yachts we offer range from entry-level models to advanced models, such as Absolute, Riviera and Sunseeker. The motor yacht product lines typically include state-of-the-art designs with live-aboard luxuries, offering amenities such as flybridges with extensive guest seating; covered aft deck, which may be fully or partially enclosed, providing the boater with additional living space; an elegant salon; and multiple staterooms for accommodations.

Jet Boats. The jet boats we offer range from entry-level models to advanced models, such as Yamaha, all of which are designed for performance and with exclusive design elements to meet family recreational needs. The jet boats we offer are designed to offer superior handling and reliably high performance. With a broad range of designs and options, the jet boats we offer appeal to a broad audience of customers.

<u>Growth in our boating segments has generally outpaced that of the boating industry in recent years.</u>



OneWater's Performance Against the Industry (FY17 – FY19)

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(1) Includes yachts, jet boats and other industry powerboat segments, including trawlers, utility powerboats, multi-species powerboats and specialty performance powerboats.
(2) Represents the compound annual growth rate of our total unit sales for the period.
(3) Represents the compound annual growth rate of our same-store sales for the period.
(4) Represents the compound annual growth rate of powerboat retail unit sales data, as reported from Statistical Surveys for all 50 states for the period.

F&I Products

At each of our stores, our customers have the ability to finance their new or pre-owned boat purchase, purchase a third-party extended service contract and arrange insurance covering boat property, disability, gel sealant, fabric protection and casualty insurance coverage (collectively, "F&I"). Our relationships with various national marine product lenders allow buyers to purchase retail installment contracts originated by us in accordance with existing pre-sale agreements between us and the lenders. These retail installment contracts provide us with a portion of the expected finance charges based on a variety of factors, including the buyer's credit rating, the annual percentage rate of the contract and the lender's then-existing minimum required annual percentage rate. These contracts are subject to repayment by us upon buyer prepayment or default within a designated time period (typically within 180 days). To the extent required by applicable state law, our dealer groups are licensed to originate and sell retail installment contracts financing the sale of boats and other marine products.

Suppliers and Inventory Management

We purchase substantially all of our new boat inventory directly from manufacturers. Manufacturers typically allocate new boats to stores or dealer groups based on the amount of boats sold by the store or dealer group and their market share. We exchange new boats with other dealers to maintain flexibility, meet customer demand and balance inventory. We also display a select number of boats and yachts through consignment agreements, including with related parties.

We offer a wide array of new boats at various price points through relationships with over 52 manufacturers covering 73 brands. We are currently a top-three customer for 28 of our 73 brands and the single largest customer for each of our top five highest-selling brands. While our order volume amounts to between 5% to 35% of total sales for those top five brands, no single brand accounts for more than 10% of our sales volume. However, sales of new boats from the top ten brands represent approximately 40.4% of our total sales volume for fiscal year 2019.

As part of our business, we enter into renewable annual dealer agreements with boat manufacturers. Provided that we are in compliance with the material obligations of such dealer agreements, they designate an exclusive geographical territory for our store to sell a particular boat brand and typically do not restrict our right to sell any other product lines or competing products.

Manufacturers generally establish suggested prices annually, but the actual sales prices remain subject to the sole discretion of the dealer, which highlights the advantage of our lack of reliance on any one manufacturer. Manufacturers typically offer discounts and increased inventory financing assistance during the manufacturers' slow season (generally October through March). We often capitalize on these opportunities to maximize our profit margins and increase our product availability during the selling season.

We are also able to transfer boats between our stores to maintain flexibility, meet customer demand and balance inventories. This flexibility reduces delays in delivery, helps us maximize inventory turnover and assists in minimizing potential overstock or out-of-stock situations. We actively monitor our inventory levels to maintain levels appropriate to meet current anticipated market demands. We are not bound by contractual agreements governing the amount of inventory that we must purchase in any year from any manufacturer; however, the failure to purchase at agreed upon levels may result in the loss of certain manufacturer incentives or dealership rights.

Our inventory turnover ratio, which is calculated as cost of goods sold for the period divided by the average inventory over the same period, was 2.6, 3.1 and 3.2 for fiscal years 2019, 2018 and 2017, respectively. Our comparable store new boat inventory turnover ratio, which is calculated as cost of new boats sold for the relevant fiscal year minus contributions from acquisitions made during that fiscal year, divided by the average new boat inventory over the same fiscal year without contributions from such acquisitions, was 2.4, 2.6 and 2.5 for fiscal years 2019, 2018 and 2017, respectively. Our comparable store pre-owned boat inventory turnover ratio, which is calculated as cost of purchased or traded-in pre-owned boats sold for the relevant fiscal year minus contributions from acquisitions made during that fiscal year, divided by the average purchased or traded-in pre-owned boats inventory over the same fiscal year without contributions from such acquisitions, was 3.6, 4.7 and 4.1 for fiscal years 2019, 2018 and 2017, respectively.

Inventory Financing

Boat and related marine manufacturers customarily provide various levels of interest assistance programs to retailers, which may include periods of free financing or reduced interest rate programs. The interest assistance may be paid directly to the retailer or the financial institution depending on the arrangements the manufacturer has established. We believe that our financing arrangements with manufacturers are standard within the industry.

We are party to our Inventory Financing Facility. The interest rate for amounts outstanding under the Inventory Financing Facility is calculated using the one month LIBOR plus an applicable margin of 2.75% to 5.00% for new boats and at the new boat rate plus 0.25% for pre-owned boats. The collateral for the Inventory Financing Facility consists primarily of our inventory that is financed through the Inventory Financing Facility and related assets, including accounts receivable, bank accounts, and proceeds of the

Outstanding Equity Awards at 2019 Fiscal Year-End

The following table reflects information regarding outstanding equity-based awards held by our Named Executive Officers as of September 30, 2019, which consist exclusively of Class B Units in OneWater LLC. All outstanding equity-based awards held by our Named Executive Officers as of September 30, 2019 are included in the table below.

Name	Option Awards			
	Number of Securities Underlying Unexercised Options (#) (Exercisable)	Number of Securities Underlying Unexercised Options (#) (Unexercisable)[1]	Option Exercise Price ($)[2]	Option Expiration Date[2]
Austin Singleton	—	—	—	—
Anthony Aisquith.	—	—	—	—
Jack Ezzell.	—	758	N/A	N/A

(1) This column reflects the number of Class B Units in OneWater LLC held by the Named Executive Officer that were unvested as of September 30, 2019. The 758 Class B Units will vest in substantially equal annual installments on February 19, 2020, 2021 and 2022, subject to the Named Executive Officer's continued employment. These units will become 100% vested upon the closing of this offering and will convert into 11,420 OneWater LLC Units in connection with this offering.

(2) These equity awards, while analogous economically to options in that the recipient receives potential value only with respect to future appreciation, are not traditional options, and therefore, there is no exercise price or expiration date associated with them. However, the participation threshold (which represents the aggregate value of OneWater LLC that must be exceeded for Mr. Ezzell's award to be "in the money") is $100,000,000.

Additional Narrative Disclosures

Employment Agreements

In fiscal year 2019, none of our Named Executive Officers except Mr. Ezzell was subject to an employment agreement. Mr. Ezzell entered into an employment agreement effective February 19, 2018 and Messrs. Singleton and Aisquith will enter into employment agreements (and Mr. Ezzell will amend his employment agreement) in connection with this offering. The employment agreements provide, or will provide, for the following benefits.

Severance Protection under Employment Agreements

Upon termination without cause or resignation for good reason, our Named Executive Officers will continue to receive base salary for a period of two years for Messrs. Singleton and Aisquith and one year for Mr. Ezzell and will receive an annual incentive bonus at target for two years following termination for Messrs. Singleton and Aisquith and one year for Mr. Ezzell. The annual incentive will be paid at the time we process the annual incentive payment for the continuing executives. No severance will be paid to a Named Executive Officer terminated for cause or who resigns without good reason.

Continued Vesting of Unvested Equity upon Termination

Upon termination without cause or resignation for good reason, our Named Executive Officers will continue to vest in all outstanding, unvested restricted stock units and performance stock units for a period of 12 months following the date of termination. Performance stock units that have not yet been measured will not be forfeited but will instead be determined at the end of the one-year performance period.

Non-Competition and Non-Solicitation Agreement

Under the terms of his employment agreement, the Named Executive Officer agrees not to compete against OneWater Inc. or solicit our employees for a period of two years following the date of departure for Messrs. Singleton and Aisquith and one year for Mr. Ezzell. In addition, as discussed below in "Certain Relationships and Related Party Transactions—Historical Transactions with Affiliates—OneWater LLC Warrants," in connection with Goldman's and Beekman's purchases of the Opco Preferred Units and the LLC Warrants, Austin Singleton, our Chief Executive Officer, and Anthony Aisquith, our Chief Operating Officer, entered into non-solicitation and non-competition agreements for a 42-month term ending on March 28, 2020.

Change in Control Provisions

Mr. Ezzell's Class B Units will vest upon the closing of this offering. However, restricted stock units and performance stock units awards granted after the date of this offering will be subject to "double trigger" rather than "single trigger" vesting in connection with a change in control. These equity awards held by our Named Executive Officers will only vest in connection with a change in control if the Named Executive Officer is terminated without cause or resigns for good reason during the 12-month period following the change in control. Upon such a termination, in addition to the severance protection described above, all outstanding, unvested restricted stock units will immediately vest. All unvested performance stock units for which performance achievement had been measured at the time of the change in control will vest immediately upon such termination. Unvested performance stock units for which performance achievement had not been measured at the time of the change in control will not be forfeited but will instead be measured at the end of the initial one year performance period under the grant.

Payments Upon Death of Executive

In connection with this offering, we will implement arrangements pursuant to which the families of each Named Executive Officer will be paid $1 million upon the death of Messrs. Singleton and Aisquith and $500,000 upon the death of Mr. Ezzell.

Accelerated Vesting due to Death or Disability of Executive

All unvested restricted stock units will vest immediately upon the death or disability of a Named Executive Officer. All unvested performance stock units for which performance achievement had been measured prior to the Named Executive Officer's death or disability will vest immediately upon death or disability of the executive. Unvested performance stock units for which performance achievement had not yet been measured prior to the Named Executive Officer's death or disability will be determined at the end of the one-year performance period and will fully vest at the time the measurement is performed.

Long Term Incentive Plan

In order to incentivize individuals providing services to us or our affiliates, our board of directors intends to adopt a long-term incentive plan (the "LTIP") prior to the completion of this offering. We anticipate that the LTIP will provide for the grant, from time to time, at the discretion of our board of directors or a committee thereof, of stock options, stock appreciation rights ("SARs"), restricted stock, restricted stock units, stock awards, dividend equivalents, other stock-based awards, cash awards, substitute awards and performance awards. The description of the LTIP set forth below is a summary of the material anticipated features of the LTIP. Our board of directors is still in the process of developing, approving and implementing the LTIP, and accordingly, this summary is subject to change. Further, this summary does not purport to be a complete description of all of the anticipated provisions of the LTIP and is qualified in its entirety by reference to the LTIP, the form of which is filed as an exhibit to this registration statement.

LTIP Share Limits. Subject to adjustment in the event of certain transactions or changes of capitalization in accordance with the LTIP, the total number of shares of our Class A common stock reserved for issuance pursuant to awards under the LTIP is equal to 10% of our fully diluted shares outstanding from time to time. The total number of shares reserved for issuance under the LTIP that may be issued pursuant to incentive stock options (which generally are stock options that meet the requirements of Section 422 of the Code) is 1,357,007. Class A common stock subject to an award that expires or is cancelled, forfeited, exchanged, settled in cash or otherwise terminated without delivery of shares (including forfeiture of restricted stock awards) and shares withheld to pay the exercise price of, or to satisfy the withholding obligations with respect to, an award will again be available for delivery pursuant to other awards under the LTIP.

Administration. The LTIP will be administered by our board of directors, except to the extent our board of directors elects a committee of directors to administer the LTIP (the "administrator"). The administrator has broad discretion to administer the LTIP, including the power to determine the eligible individuals to whom awards will be granted, the number and type of awards to be granted and the terms

The performance stock unit grants will be granted to our Named Executive Officers with a targeted total value of $312,000 for each of Messrs. Singleton and Aisquith and $180,000 for Mr. Ezzell, with the number of "target units" granted determined based on the stock price on the date of grant. The ultimate number of units earned will be determined based on the performance of OneWater Inc. versus specific objectives over a one-year performance period, with the actual amount earned ranging from 0% to 175% of the "target units". The performance measurement will be similar in structure to annual incentive calculation and will include performance against pre-tax income and aged inventory objectives. Following the initial one-year performance period, the performance stock units contingently earned will vest ratably over a 3-year period, subject to the Named Executive Officer's continued performance of services.

In addition, our Named Executive Officers will receive one time cash transaction bonuses contingent on the continued employment of the executive through the successful completion of this offering. Messrs. Singleton and Aisquith will receive bonuses equal to $1,000,000 each and Mr. Ezzell will receive a bonus equal to $300,000, in each case payable in a lump sum upon the closing of this offering.

Director Compensation for Fiscal Year 2019

OneWater Inc. did not pay any compensation to directors during the 2019 fiscal year. However, we believe that disclosure regarding our directors' compensation for the full 2019 fiscal year, which was established and paid by our predecessor, is generally appropriate and relevant to investors, and as such, is disclosed below.

Employee directors are not compensated for their additional service provided to our board. Prior to this offering, we compensated our non-employee directors with an annual retainer of $30,000 in cash each year. Additionally, each non-employee director that served on the audit and/or compensation committee received an additional $6,000 per committee of service. Cash retainers were paid quarterly in arrears. Non-employee independent directors were not awarded any equity compensation in connection with their service. In addition, the various chairs of board committees received the following additional cash retainers:

- Non-Executive Chair: $30,000

- Audit Committee Chair: $40,000

- Compensation Committee Chair: $20,000

During the fiscal year ended September 30, 2019 each of our non-employee directors received the compensation set forth in the table below.

Name	Fees Earned or Paid in Cash ($)	Total ($)
Mitch Legler	$66,000	$66,000
Michael Smith	$70,000	$70,000
John Troiano	$56,000	$56,000
David Miller[1]	$ —	$ —
Jeffrey Lamkin	$36,000	$36,000
Pete Knowles	$36,000	$36,000
Keith Style[2]	$36,000	$66,000

(1) Mr. Miller is a board representative of Goldman and does not receive any additional compensation (nor do we provide any additional compensation to Goldman) for his services as a director.

(2) Mr. Style was granted 500 restricted preferred units in OneWater LLC on March 9, 2015 and 2,500 Class B Units in OneWater LLC on March 1, 2017. As of September 30, 2019, Mr. Style held 300 unvested restricted preferred units and 313 vested Class B Units (and no unvested Class B Units) which are, as described above under "—Narrative to Summary Compensation Table—Long Term Incentive Compensation," similar to stock options. The unvested restricted preferred units will become 100% vested upon the completion of this offering and convert into 21,101 OneWater LLC Units.

CORPORATE REORGANIZATION

OneWater Inc. was incorporated as a Delaware corporation on April 3, 2019. Following this offering and the related transactions, OneWater Inc. will be a holding company whose only material asset will consist of membership interests in OneWater LLC. Following the closing of this offering, OneWater LLC will own all of the outstanding equity interests in Opco, which in turn will own all the outstanding equity interests in the subsidiaries through which OneWater Inc. operates its assets. After the consummation of the Reorganization, OneWater Inc. will be the sole managing member of OneWater LLC and will be responsible for all operational, management and administrative decisions relating to OneWater LLC's business and will consolidate financial results of OneWater LLC and its subsidiaries. The OneWater LLC Agreement will be amended and restated as the Fourth Amended and Restated Limited Liability Company Agreement of OneWater LLC to, among other things, admit OneWater Inc. as the sole managing member of OneWater LLC.

In connection with the offering:

(a) One Legacy Owner holding a preferred distribution right of OneWater LLC will receive a cash payment of approximately $3.2 million in exchange for the surrender of the preferred right;

(b) OneWater LLC will provide the Legacy Owners the right to receive a tax distribution to cover taxable income arising as a result of OneWater LLC's operating income through the period ending on the date of the closing of this offering;

(c) OneWater LLC's limited liability company agreement will be amended and restated to, among other things, provide for a single class of OneWater LLC Units; OneWater Inc.'s certificate of incorporation and bylaws will be amended and restated; and all of the Legacy Owners' existing membership interests in OneWater LLC will be exchanged for OneWater LLC Units;

(d) Goldman and Beekman will receive an aggregate of 2,083,002 OneWater LLC Units upon exercise of the LLC Warrants;

(e) the Exchanging Owners will, directly or indirectly, contribute their OneWater LLC Units to OneWater Inc. in exchange for 758,301 shares of Class A common stock;

(f) OneWater Inc. will issue 4,615,385 shares of Class A common stock to purchasers in this offering in exchange for the proceeds of this offering;

(g) Each OneWater Unit Holder will receive a number of shares of Class B common stock equal to the number of OneWater LLC Units held by such OneWater Unit Holder following this offering;

(h) OneWater Inc. will contribute the net proceeds of this offering to OneWater LLC in exchange for an additional number of OneWater LLC Units such that OneWater Inc. holds a total number of OneWater LLC Units equal to the number of shares of Class A common stock outstanding following this offering; and

(i) OneWater LLC will contribute cash to Opco in exchange for additional units therein, and Opco will use such cash, consisting of the net proceeds of the offering, cash on hand and borrowings under the Term and Revolver Credit Facility that we expect to enter into, to redeem all of the outstanding the Opco Preferred Units held by Goldman and Beekman for cash. Please see "Use of Proceeds," "Certain Relationships and Related Party Transactions—Historical Transactions with Affiliates—Opco Preferred Units" and "—OneWater LLC Warrants" for additional information.

After giving effect to these transactions and the offering contemplated by this prospectus, OneWater Inc. will own an approximate 39.6% interest in OneWater LLC (or 42.5% if the underwriters' option to purchase additional shares is exercised in full), and the OneWater Unit Holders will own an approximate 60.4% interest in OneWater LLC (or 57.5% if the underwriters' option to purchase additional shares is exercised in full) and all of the Class B common stock. Please see "Principal Stockholders."

Each share of Class B common stock has no economic rights but entitles its holder to one vote on all matters to be voted on by stockholders generally. Holders of Class A common stock and Class B common the corresponding OneWater LLC Units or, subject to OneWater Inc.'s consent (not to be unreasonably withheld, conditioned, or delayed), after the corresponding OneWater LLC Units have been acquired pursuant to the Redemption Right or Call Right.

The payment obligations under the Tax Receivable Agreement are OneWater Inc.'s obligations and not obligations of OneWater LLC, and we expect that the payments OneWater Inc. will be required to make under the Tax Receivable Agreement will be substantial. Estimating the amount and timing of OneWater Inc.'s realization of tax benefits subject to the Tax Receivable Agreement is by its nature imprecise. The actual increases in tax basis covered by the Tax Receivable Agreement, as well as the amount and timing of OneWater Inc.'s ability to use any deductions (or decreases in gain or increases in loss) arising from such increases in tax basis, are dependent upon significant future events, including but not limited to the timing of the redemptions of OneWater LLC Units, the price of OneWater Inc.'s Class A common stock at the time of each redemption, the extent to which such redemptions are taxable transactions, the amount of the redeeming unit holder's tax basis in its OneWater LLC Units at the time of the relevant redemption, the depreciation and amortization periods that apply to the increase in tax basis, the amount, character, and timing of taxable income OneWater Inc. generates in the future, the timing and amount of any earlier payments that OneWater Inc. may have made under the Tax Receivable Agreement, the U.S. federal income tax rate then applicable, and the portion of OneWater Inc.'s payments under the Tax Receivable Agreement that constitute imputed interest or give rise to depreciable or amortizable tax basis. Accordingly, estimating the amount and timing of payments that may become due under the Tax Receivable Agreement is also by its nature imprecise. For purposes of the Tax Receivable Agreement, net cash savings in tax generally will be calculated by comparing OneWater Inc.'s actual tax liability (determined by using the actual applicable U.S. federal income tax rate and an assumed combined state and local income tax rate) to the amount it would have been required to pay had it not been able to utilize any of the tax benefits subject to the Tax Receivable Agreement. Thus, the amount and timing of any payments under the Tax Receivable Agreement are also dependent upon significant future events, including those noted above in respect of estimating the amount and timing of OneWater Inc.'s realization of tax benefits.

We expect that if there were a redemption of all of the outstanding OneWater LLC Units (other than those held by OneWater Inc.) immediately after this Offering, the estimated tax benefits to OneWater Inc. subject to the Tax Receivable Agreement would be approximately $36.1 million, based on certain assumptions, including but not limited to a $13.00 per share offering price to the public (the mid-point of the range set forth on the cover of this prospectus), a 21% U.S. federal corporate income tax rate and estimated applicable state and local income tax rates, no material change in U.S. federal income tax law, and that OneWater Inc. will have sufficient taxable income to utilize such estimated tax benefits. If the Tax Receivable Agreement were terminated immediately after this offering and based on the same assumptions used to estimate the tax benefit, the estimated early termination payment would be approximately $23.3 million (calculated using a discount rate equal to one-year LIBOR plus 100 basis points, applied against an undiscounted liability of approximately $30.7 million, representing an amount equal to 85% of the approximately $36.1 million of estimated tax benefits to OneWater Inc. that are subject to the Tax Receivable Agreement). The foregoing numbers are merely estimates and the actual tax benefits and early termination payments could differ materially.

A delay in the timing of redemptions of OneWater LLC Units, holding other assumptions constant, would be expected to decrease the discounted value of the amounts payable under the Tax Receivable Agreement as the benefit of the depreciation and amortization deductions would be delayed and the estimated increase in tax basis could be reduced as a result of allocations of OneWater LLC taxable income to the redeeming unit holder prior to the redemption. Stock price increases or decreases at the time of each redemption of OneWater LLC Units would be expected to result in a corresponding increase or decrease in the undiscounted amounts payable under the Tax Receivable Agreement in an amount equal to 85% of the tax-effected change in price. The amounts payable under the Tax Receivable Agreement are dependent upon OneWater Inc. having sufficient future taxable income to utilize the tax benefits on which it is required to make payments under the Tax Receivable Agreement. If OneWater Inc.'s projected taxable income is significantly reduced, the expected payments would be reduced to the extent such tax benefits do not result in a reduction of OneWater Inc.'s future income tax liabilities.

We are also subject to mandatory prepayment (in whole or in part) upon the occurrence of certain events and transactions, including, among other things, issuance of securities pursuant to this offering.

Concurrent with the closing of this offering, we expect to refinance the GS/BIP Credit Facility (referred to herein as the Term and Revolver Credit Facility) to, among other things, increase the amount we may borrow under such facility, permit the transactions contemplated by this offering, and ensure that OneWater LLC will be permitted to make pro rata cash distributions to the OneWater Unit Holders, including OneWater Inc., in an amount sufficient to allow OneWater Inc. to pay its taxes and to make payments under the Tax Receivable Agreement. For additional information relating to the GS/BIP Credit Facility and the Term and Revolver Credit Facility, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Debt Agreements."

Opco Preferred Units

On October 28, 2016, Goldman and Beekman entered into a Subscription Agreement with us and certain of our subsidiaries, pursuant to which Goldman and Beekman purchased 45,000 and 23,000 Opco Preferred Units, representing 66.2% and 33.8% of the total Opco Preferred Units outstanding for purchase prices of approximately $44.4 million and $22.7 million, respectively. The Opco Preferred Holders are entitled to (i) a "preferred return" at a rate of 10% per annum, compounded quarterly, on (a) the aggregate amount of capital contributions made, minus any prior distributions (the "unreturned preferred amount"), plus (b) any unpaid preferred returns for prior periods, and (ii) a "preferred target distribution" at a rate of 10% per annum on the unreturned preferred amount multiplied by (a) 40% for the calendar quarters ending December 31, 2018, March 31, 2019, June 30, 2019 and September 30, 2019, (b) 60% for each calendar quarters ending December 31, 2019, March 31, 2020, June 30, 2020 and September 30, 2020, and (c) 80% for each calendar quarter thereafter. The preferred target distribution proportionally adjusts the amount of capital contribution of each Opco Preferred Holder. Repayment in full or acceleration of the obligations under the GS/BIP Credit Facility will permit a majority of the Opco Preferred Holders to require us to purchase all Opco Preferred Units equal to the unreturned preferred amount plus any unpaid preferred returns (the "redemption amount").

We intend to use the net proceeds from this offering, together with cash on hand and borrowings under the Term and Revolver Credit Facility, to redeem all of the shares of Opco Preferred Units held by Goldman and Beekman. As of September 30, 2019 and December 1, 2019, the redemption amount in the aggregate was $87.3 million, exclusive of $1.3 million in issuance costs. For additional information relating to the Opco Preferred Units, see "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Opco Preferred Units."

OneWater LLC Warrants

Additionally, pursuant to the Subscription Agreement dated October 28, 2016, Goldman purchased warrants ("Goldman Warrants") to acquire OneWater LLC Units, and Beekman purchased warrants ("Beekman Warrants," and together with the Goldman Warrants, the "LLC Warrants") to acquire OneWater LLC Units, each under private placement exemptions. The LLC Warrants will be exercised in full for OneWater LLC Units in connection with our corporate reorganization. Please see "Corporate Reorganization" for additional information related to the exercise of the LLC Warrants.

Goldman purchased the Goldman Warrants for an aggregate purchase price of approximately $0.6 million, which warrants are exercisable for OneWater LLC Units that represent 16.6% of the OneWater LLC Units outstanding. Beekman purchased the Beekman Warrants for an aggregate purchase price of approximately $0.3 million, which warrants are exercisable for OneWater LLC Units that represent 8.4% of the OneWater LLC Units outstanding. The LLC Warrants are exercisable at a price of $0.0001 per OneWater LLC Unit and expire on October 28, 2026. The LLC Warrants may be exercised for cash or by cashless exercise.

The LLC Warrants also contain certain anti-dilution provisions that apply in connection with, among other things, any issuance, split, combination, recapitalization or similar transactions with respect to the OneWater LLC Units. Additionally, if OneWater LLC declares a dividend or other distribution, excluding certain tax distributions, or redemptions on or with respect to any of its equity securities, Goldman and Beekman will be entitled to receive their pro rata share of such dividend or distribution on all OneWater

LLC Units underlying the LLC Warrants, regardless of whether the LLC Warrants have been exercised. Additionally, Goldman and Beekman are entitled to vote together with the other holders of the OneWater LLC Units as though the LLC Warrants had been exercised into OneWater LLC Units.

Goldman and Beekman also have certain rights under the OneWater LLC Agreement with respect to the shares of OneWater LLC Units underlying the LLC Warrants, including the right to receive certain tax distributions and certain preemptive rights. The LLC Warrants also contain customary rights of first offer and tag-along rights. Additionally, upon the occurrence of certain events, including repayment in full or acceleration of the obligations under the GS/BIP Credit Facility, Goldman and Beekman have the right to require us to purchase all of the LLC Warrants at an applicable put price.

In connection with the Corporate Reorganization, the LLC Warrants will be exercised for common units of OneWater LLC, which will eliminate the liability accounting and fair value adjustments for the LLC Warrants for all periods after the Corporate Reorganization. Goldman and Beekman will receive an aggregate of 2,083,002 OneWater LLC Units upon exercise of the LLC Warrants.

In connection with Goldman and Beekman's purchases of the Opco Preferred Units and the LLC Warrants, Austin Singleton, our Chief Executive Officer, and Anthony Aisquith, our Chief Operating Officer, entered into non-solicitation and non-competition agreements for a 42-month term.

Personal Guarantees Under the Inventory Financing Facility

In connection with our Inventory Financing Facility, in their individual capacities, (i) Austin Singleton, our Chief Executive Officer and Sole Director, entered into that Third Amended and Restated Guaranty dated June 14, 2018, and (ii) Anthony Aisquith, our Chief Operating Officer entered into that Third Amended and Restated Guaranty dated June 14, 2018, for the benefit of Wells Fargo Commercial Distribution Finance, LLC, as Agent to the Inventory Financing Facility. Mr. Singleton and Mr. Aisquith have each personally guaranteed $225.4 million, $157.5 million and $97.9 million as of September 30, 2019, 2018 and 2017, respectively, of the amounts due under the Inventory Financing Facility. Mr. Aisquith's guarantee is limited to circumstances involving fraud or disposal of collateral without payment to the lenders. In connection with the personal guarantee, we paid Mr. Singleton a guarantee fee in the amount of $690,950, $502,232 and $331,169 in fiscal years 2019, 2018 and 2017, respectively. No guarantee fees were paid by us to Mr. Aisquith in the last three fiscal years.

Leases

We enter into store leases with certain related parties, all of whom are Legacy Owners, for which we incurred an aggregate of $1.9 million, $1.8 million and $2.0 million in lease expense in the fiscal years ended September 30, 2019, 2018 and 2017, respectively. We currently lease the following retail facilities with the following related parties:

Location	Legacy Owner	Fiscal Year 2019 Lease Amount	Fiscal Year 2018 Lease Amount	Fiscal Year 2017 Lease Amount
Alabama				
Dadeville and Equality	Austin Singleton	$279,000	$255,750	$302,250
Florida				
Destin	Peter and Teresa Bos	638,510	630,493	619,363
Panama City Beach (Location No. 1)	Peter and Teresa Bos	125,016	125,567	86,265
Panama City Beach (Location No. 2)	Peter and Teresa Bos	363,854	378,382	449,800
Georgia / Texas				
Buford, GA	Austin Singleton	162,000	148,500	175,500
Fortson, GA and Conroe, TX	Austin Singleton	316,500	290,125	342,875

The Teresa D. Bos 2015 Trust holds more than 10% of the outstanding equity securities in OneWater LLC. Austin Singleton currently serves as a Director and as our Chief Executive Officer.

Consignment Inventory

We currently have inventory consignment relationships with Global Marine Finance, LLC and Grande Yachts International, LLC, entities in which Austin Singleton, our Chief Executive Officer and a Director, and Anthony Aisquith, our Chief Operating Officer, maintain ownership interests. Under the inventory

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our Class A common stock and Class B common stock that, upon the consummation of this offering and the transactions related thereto, and, unless otherwise stated, assuming the underwriters do not exercise their option to purchase additional common shares, will be owned by:

- each person known to us to beneficially own more than 5% of any class of our outstanding voting securities;

- each member of our board of directors and each nominee to our board of directors;

- each of our named executive officers; and

- all of our directors, director nominees and executive officers as a group.

Except as otherwise noted, the person or entities listed below have sole voting and investment power with respect to all shares of our common stock beneficially owned by them, except to the extent this power may be shared with a spouse. All information with respect to beneficial ownership has been furnished by the respective 5% or more stockholders, directors and director nominees or executive officers, as the case may be. Unless otherwise noted, the mailing address of each listed beneficial owner is 6275 Lanier Islands Parkway, Buford, Georgia 30518.

Certain of our Legacy Owners, including affiliates of Beekman, our Chief Executive Officer, Austin Singleton, and LMI Holding, LLC, have indicated an interest in purchasing up to an aggregate of $5.75 million of shares of our Class A common stock in this offering at the initial public offering price per share. In addition, Regal Marine Industries, Inc., one of our boat manufacturers, has indicated an interest in purchasing up to $250,000 of shares of our Class A common stock in this offering at the initial public offering price per share. However, because indications of interest are not binding agreements or commitments to purchase, these parties may elect to purchase more, less or no shares in this offering or the underwriters may elect to sell more, less or no shares in this offering to these parties. The information set forth in the table below does not reflect any purchases of any shares of Class A common stock in this offering by these stockholders or their affiliated entities. However, the percentage of shares beneficially owned after this offering by each of these existing principal stockholders, assuming each such stockholder purchases all of the shares it has indicated an interest in purchasing in this offering, is reflected in the footnote for each such stockholder.

The information set forth in the table below does not reflect any shares of Class A common stock that 5% stockholders, directors, director nominees and executive officers may purchase in this offering through the directed share program described under "Underwriting."

Name of Beneficial Holders	Shares of Class A Common Stock Beneficially Owned After this Offering		Shares of Class B Common Stock Beneficially Owned After this Offering		Combined Voting Power After this Offering[1]	
	Number	%	Number	%	Number	%
5% Stockholders						
Teresa D. Bos 2015 Trust[2]	—	—	1,982,377	24.2%	1,982,377	14.6%
Entities affiliated with Austin Singleton[3]	—	—	1,604,868	19.6%	1,604,868	11.8%
Anthony Aisquith	—	—	817,578	10.0%	817,578	6.0%
Entities affiliated with Jeffrey B. Lamkin[4]	—	—	533,742	6.5%	533,742	3.9%
Special Situations Investing Group II, LLC[5]	—	—	1,442,098	17.6%	1,442,098	10.6%
Entities affiliated with Beekman[6]	177,831	3.3%	586,703	7.2%	764,534	5.6%
Directors, Director Nominees and Named Executive Officers						
Austin Singleton[3]	—	—	1,604,868	19.6%	1,604,868	11.8%
Anthony Aisquith	—	—	817,578	10.0%	817,578	6.0%
Jack Ezzell	—	—	11,420	*	11,420	*
Christopher W. Bodine	—	—	—	—	—	—
Jeffrey B. Lamkin[4]	—	—	533,742	6.5%	533,742	3.9%

Name of Beneficial Holders	Shares of Class A Common Stock Beneficially Owned After this Offering		Shares of Class B Common Stock Beneficially Owned After this Offering		Combined Voting Power After this Offering[1]	
	Number	%	Number	%	Number	%
Mitchell W. Legler[7]	—	—	76,875	*	76,875	*
John F. Schraudenbach	—	—	—	—	—	—
Keith R. Style	—	—	39,555	*	39,555	*
John G. Troiano[6]	177,831	3.3%	586,703	7.2%	764,534	5.6%
Directors, director nominees and executive officers as a group (9 persons)	177,831	3.3%	3,670,741	44.8%	3,848,572	28.4%

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* indicates beneficial ownership of less than 1%.

(1) Represents percentage of voting power of our Class A common stock and Class B common stock voting together as a single class. The OneWater Unit Holders will hold one share of Class B common stock for each OneWater LLC Unit.

(2) The mailing address of the Teresa D. Bos 2015 Trust is 4471 Legendary Drive, Destin, Florida 32541. The beneficiary of the Teresa D. Bos 2015 Trust is affiliated with Legendary Marine, which combined with Singleton Marine in 2014 to form OneWater LLC. The percentage of Class A common stock beneficially owned and combined voting power after this offering of the Teresa D. Bos 2015 Trust would be 1.2% and 15.1%, respectively, assuming the purchase of 76,923 shares of Class A common stock (based on the mid-point of the range set forth on the cover of this prospectus) that LMI Holding, LLC and/or its affiliates have indicated an interest in purchasing in this offering. The Teresa D. Bos 2015 Trust is a member of LMI Holding, LLC, and 66,923 shares of Class A common stock of such purchase may be attributable to the Teresa D. Bos 2015 Trust based on its ownership in LMI Holding, LLC.

(3) Includes 740,950 shares of Class B common stock directly owned by Auburn OWMH, LLLP, 402,251 shares of Class B common stock directly owned by the Philip Singleton Irrevocable Trust, dated December 24, 2015 (the "12/24 Trust") and 461,667 shares of Class B common stock directly owned by the Austin Singleton Irrevocable Trust, dated December 30, 2015 (the "12/30 Trust"). The general partner of Auburn OWMH, LLLP is Singleton Asset Management, LLC, for which Austin Singleton is the sole manager and has sole voting and investment control over shares held by Auburn OWMH, LLLP. Austin Singleton serves as the trustee of the each of the 12/24 Trust and 12/30 Trust and has sole voting and investment control over shares held by the trusts. The mailing address for Auburn OWMH, LLLP and the trusts is 2876 Hamilton Rd., Auburn, Alabama 36830. The percentage of Class A common stock beneficially owned and combined voting power after this offering would be 1.1% and 12.3%, respectively, assuming the purchase of 57,692 shares of Class A common stock (based on the mid-point of the range set forth on the cover of this prospectus) that Austin Singleton and/or his affiliates have indicated an interest in purchasing in this offering.

(4) Includes 266,871 shares of Class B common stock directly owned by L13, LLLP and 266,871 shares of Class B common stock directly owned by JBL Investment Holdings, LLLP. The general partner of both L13, LLLP and JBL Investment Holdings, LLLP is Sea Oats Management, LLC, for which Jeffrey Lamkin serves as sole manager and has sole voting and investment control over shares held by L13, LLLP and JBL Investment Holdings, LLLP. The mailing address of L13, LLLP and JBL Investment Holdings, LLLP is 5009 State Highway 361, Port Aransas, Texas 78373.

(5) Special Situations Investing Group II, LLC is an affiliate of Goldman Sachs, a New York limited liability company. Goldman Sachs is a member of the New York Stock Exchange and other national exchanges. Goldman Sachs is a direct and indirect wholly-owned subsidiary of The Goldman Sachs Group, Inc. ("GS Group"). GS Group is a public entity and its common stock is publicly traded on the NYSE. The shares of common stock held by Goldman Sachs were acquired in the ordinary course of its investment business and not for the purpose of resale or distribution. GS Group may be deemed to beneficially own the securities held by Goldman Sachs. GS Group disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein. The mailing address for Goldman Sachs is 200 West Street, New York, New York 10282.

(6) Includes (a) 586,703 shares of Class B common stock directly owned by OWM BIP Investor, LLC and (b) 177,831 shares of Class A common stock directly owned by OWM TBG Corporation. OWM BIP Investor, LLC is an investment vehicle wholly owned by Beekman Investment Partners AIV III – OWM, L.P ("AIV III"). OWM TBG Corporation will be, after the reorganization described herein, wholly owned by BIP Feeder AIV III – OWM, L.P. AIV III and BIP Feeder AIV III –OWM, L.P. are investment funds that are managed by a general partner, Beekman Investment Group III, LLC. Mr. Troiano is the sole manager of Beekman Investment Group III, LLC. The mailing address for OWM BIP Investor, LLC and OWM TBG Corporation is c/o The Beekman Group, 530 Fifth Avenue, 23rd Floor, New York, New York 10036. The percentage of Class A common stock beneficially owned and combined voting power after this offering would be 9.0% and 7.9%, respectively, assuming the purchase of 307,692 shares of Class A common stock (based on the mid-point of the range set forth on the cover of this prospectus) that Beekman and/or its affiliates have indicated an interest in purchasing in this offering.

(7) The percentage of Class A common stock beneficially owned and combined voting power after this offering by and of Mr. Legler would be 0.0% and 0.6%, respectively, assuming the purchase of 76,923 shares of Class A common stock (based on the mid-point of the range set forth on the cover of this prospectus) that LMI Holding, LLC and/or its affiliates have indicated an interest in purchasing in this offering. Based on Mr. Legler's ownership in LMI Holding, LLC, 2,596 shares of Class A common stock of such purchase may be attributable to Mr. Legler.

DESCRIPTION OF CAPITAL STOCK

Upon completion of this offering, the authorized capital stock of OneWater Inc. will consist of 40,000,000 shares of Class A common stock, $0.01 par value per share, of which 5,373,686 shares will be issued and outstanding, 10,000,000 shares of Class B common stock, $0.01 par value per share, of which 8,196,381 shares will be issued and outstanding and 1,000,000 shares of preferred stock, $0.01 par value per share, of which no shares will be issued and outstanding.

The following summary of the capital stock and amended and restated certificate of incorporation and amended and restated bylaws of OneWater Inc., each of which will be in effect upon the completion of this offering, does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our amended and restated certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Class A Common Stock

Voting Rights. Holders of shares of Class A common stock are entitled to one vote per share held of record on all matters to be voted upon by the stockholders. The holders of Class A common stock do not have cumulative voting rights in the election of directors.

Dividend Rights. Holders of shares of our Class A common stock are entitled to ratably receive dividends when and if declared by our board of directors out of funds legally available for that purpose, subject to any statutory or contractual restrictions on the payment of dividends and to any prior rights and preferences that may be applicable to any outstanding preferred stock.

Liquidation Rights. Upon our liquidation, dissolution, distribution of assets or other winding up, the holders of Class A common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and the liquidation preference of any of our outstanding shares of preferred stock.

Other Matters. The shares of Class A common stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the Class A common stock. All outstanding shares of our Class A common stock, including the Class A common stock offered in this offering, are fully paid and non-assessable.

Class B Common Stock

Generally. In connection with the reorganization and this offering, the OneWater Unit Holders will receive one share of Class B common stock for each OneWater LLC Unit that they hold. Accordingly, the OneWater Unit Holders will have a number of votes in OneWater Inc. equal to the aggregate number of OneWater LLC Units that they hold.

Voting Rights. Holders of shares of our Class B common stock are entitled to one vote per share held of record on all matters to be voted upon by the stockholders. Holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval.

Dividend and Liquidation Rights. Holders of our Class B common stock do not have any right to receive dividends, unless the dividend consists of shares of our Class B common stock or of rights, options, warrants or other securities convertible or exercisable into or exchangeable for shares of Class B common stock paid proportionally with respect to each outstanding share of our Class B common stock and a dividend consisting of shares of Class A common stock or of rights, options, warrants or other securities convertible or exercisable into or exchangeable for shares of Class A common stock on the same terms as simultaneously paid to the holders of Class A common stock. Holders of our Class B common stock do not have any right to receive a distribution upon a liquidation or winding up of OneWater Inc.

Preferred Stock

Our amended and restated certificate of incorporation authorizes our board of directors, subject to any limitations prescribed by law, without further shareholder approval, to establish and to issue from time to time one or more classes or series of preferred stock, par value $0.01 per share, covering up to an aggregate of 1,000,000 shares of preferred stock. Each class or series of preferred stock will cover the number of shares and will have the powers, preferences, rights, qualifications, limitations and restrictions determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights. Except as provided by law or in a preferred stock designation, the holders of preferred stock will not be entitled to vote at or receive notice of any meeting of stockholders.

Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, our Bylaws and Delaware Law

Some provisions of Delaware law, and our amended and restated certificate of incorporation and our bylaws, as will be in effect upon the closing of this offering and as described below, will contain provisions that could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest or otherwise; or removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We will be subject to the provisions of Section 203 of the DGCL, regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation, including those whose securities are listed for trading on the Nasdaq, from engaging in any business combination with any interested shareholder for a period of three years following the date that the shareholder became an interested shareholder, unless:

- the transaction is approved by the board of directors before the date the interested shareholder attained that status;

- upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

- on or after such time the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested shareholder.

Amended and Restated Certificate of Incorporation and Bylaws

Provisions of our amended and restated certificate of incorporation and our bylaws, which will become effective upon the closing of this offering, may delay or discourage transactions involving an actual or potential change in control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our Class A common stock.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock. Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our Class A common stock prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our Class A common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of Restricted Shares

Upon the closing of this offering, we will have outstanding an aggregate of 5,373,686 shares of Class A common stock (or 6,065,994 shares of Class A common stock if the underwriters' option to purchase additional shares is exercised). Of these shares, all of the 4,615,385 shares of Class A common stock (or 5,307,693 shares of Class A common stock if the underwriters' option to purchase additional shares is exercised) to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our "affiliates" as such term is defined in Rule 144 under the Securities Act. All remaining shares of Class A common stock held by the OneWater Unit Holders and other recipients of Class A common stock in the Reorganization in connection with the offering will be deemed "restricted securities" as such term is defined under Rule 144. The restricted securities were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

Each OneWater Unit Holder will, subject to certain limitations, have the right, pursuant to the Redemption Right, to cause OneWater LLC to acquire all or a portion of its OneWater LLC Units for shares of Class A common stock (on a one-for-one basis, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and similar transactions). See "Certain Relationships and Related Party Transactions—OneWater LLC Agreement." The shares of Class A common stock we issue upon such redemptions would be "restricted securities" as defined in Rule 144 described below. However, upon the closing of this offering, we will enter into a registration rights agreement with certain of the OneWater Unit Holders that will require us to register under the Securities Act these shares of Class A common stock. See "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our Class A common stock (excluding the shares to be sold in this offering) that will be available for sale in the public market are as follows:

- no shares will be eligible for sale on the date of this prospectus or prior to 180 days after the date of this prospectus; and

- 8,954,682 shares (assuming redemption of all applicable OneWater LLC Units along with a corresponding number of shares of Class B common stock) will be eligible for sale upon the expiration of the lock-up agreements, beginning 180 days after the date of this prospectus when permitted under Rule 144 or Rule 701.

Lock-up Agreements

We, all of our directors and officers and substantially all of our Legacy Owners have agreed not to sell any Class A common stock for a period of 180 days from the date of this prospectus, subject to certain exceptions and extensions. See "Underwriting" for a description of these lock-up provisions.

Rule 144

In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of

UNDERWRITING

The Company and the underwriters named below have entered into an underwriting agreement with respect to the shares of Class A common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares of Class A common stock indicated in the following table. Raymond James & Associates, Inc., Robert W. Baird & Co. Incorporated and SunTrust Robinson Humphrey, Inc. are the representatives of the underwriters.

Underwriters	Number of Shares
Raymond James & Associates, Inc.	
Robert W. Baird & Co. Incorporated	
SunTrust Robinson Humphrey, Inc.	
Total	4,615,385

The underwriters are committed to take and pay for all of the shares of Class A common stock being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional 692,308 shares of Class A common stock from the Company. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

Certain of our Legacy Owners, including affiliates of Beekman, our Chief Executive Officer, Austin Singleton, and LMI Holding, LLC, have indicated an interest in purchasing up to an aggregate of $5.75 million of shares of our Class A common stock in this offering at the initial public offering price per share. In addition, Regal Marine Industries, Inc., one of our boat manufacturers, has indicated an interest in purchasing up to $250,000 of shares of our Class A common stock in this offering at the initial public offering price per share. However, because indications of interest are not binding agreements or commitments to purchase, these parties may elect to purchase more, less or no shares in this offering or the underwriters may elect to sell more, less or no shares in this offering to these parties. The number of shares of Class A common stock available for sale to the general public will be reduced to the extent these parties purchase shares of Class A common stock in the offering. The underwriters will receive the same discount from any Class A common stock purchased by these parties as they will from any other shares of Class A common stock sold to the public in this offering. Any shares purchased by such parties in this offering will be subject to a 180-day lock-up agreement with the underwriters.

In addition, the underwriters have reserved for sale at the initial public offering price up to 5.0% of the shares of Class A common stock being offered by this prospectus for sale to our employees, executive officers, directors, business associates and related persons who have expressed an interest in purchasing common stock in this offering. Pursuant to the underwriting agreement, the sales will be made by Raymond James & Associates, Inc. through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they make will reduce the number of shares available to the general public. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares of Class A common stock offered hereby. Substantially all of the persons buying shares of Class A common stock through the directed share program will be subject to a 180-day lock-up period with respect to such shares. We have agreed to indemnify the underwriters in connection with the directed share program, including for the failure of any participant to pay for its shares of Class A common stock. Other than the underwriting discount described on the front cover of this prospectus, the underwriters will not be entitled to any commission with respect to shares of Class A common stock sold pursuant to the directed share program.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the Company. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 692,308 additional shares of Class A common stock.

Paid by the Company	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $ per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

The Company and its officers, directors, and holders of substantially all of the Company's shares of common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of Class A common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of both Raymond James & Associates, Inc. and one of the other representatives. This agreement does not apply to any existing employee benefit plans. See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the Class A common stock. The initial public offering price will be negotiated among the Company and the representatives. Among the factors to be considered in determining the initial public offering price of the Class A common stock, in addition to prevailing market conditions, will be the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We have been approved to list our Class A common stock on The Nasdaq Global Market under the symbol "ONEW."

In connection with the offering, the underwriters may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A "covered short position" is a short position that is not greater than the amount of additional shares for which the underwriters' option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. "Naked" short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of the Company's Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares of the Company's Class A common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the shares of the Company's Class A common stock. As a result, the price of the shares of the Company's Class A common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on The Nasdaq Global Market, in the over-the-counter market or otherwise.

We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $5.3 million ($1.1 million of which has already been paid).

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State") an offer to the public of our common shares may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of our common shares may be made at any time under the following exemptions under the Prospectus Directive:

- to any legal entity which is a qualified investor as defined in the Prospectus Directive;

- to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives for any such offer; or

- in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares of our common shares shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer to public" in relation to our common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common shares to be offered so as to enable an investor to decide to purchase our common shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression "Prospectus Directive" means Directive 2003/71/EC (as amended), including by Directive 2010/73/EU, and includes any relevant implementing measure in the Relevant Member State.

This European Economic Area selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

In the United Kingdom, this prospectus is only addressed to and directed as qualified investors who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order"); or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or relay on this prospectus or any of its contents.

Canada

The shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a

<u>4,615,385</u> **Shares**

OneWater Marine Inc.

Class A Common Stock



Raymond James

Baird

SunTrust Robinson Humphrey

Through and including   , 2020 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.   Other Expenses of Issuance and Distribution

The following table sets forth an itemized statement of the amounts of all expenses (excluding underwriting discounts and commissions) payable by us in connection with the registration of the common stock offered hereby. With the exception of the SEC registration fee, FINRA filing fee and the Nasdaq listing fee, the amounts set forth below are estimates.

	Amount
SEC registration fee	$ 13,938
FINRA filing fee	15,500
Nasdaq listing fee	150,000
Accountants' fees and expenses	900,000
Legal fees and expenses	4,000,000
Printing and engraving expenses	200,000
Transfer agent and registrar fees	5,000
Blue Sky fees and expenses	15,000
Miscellaneous expenses	562
Total	$5,300,000

———————————

*   To be filed by amendment

Item 14.   Indemnification of Directors and Officers

Our amended and restated certificate of incorporation will provide that a director will not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties to the fullest extent permitted by the Delaware General Corporation Law ("DGCL"). In addition, if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation, in addition to the limitation on personal liability provided for in our certificate of incorporation, will be limited to the fullest extent permitted by the amended DGCL. Our amended and restated bylaws will provide that the corporation will indemnify, and advance expenses to, any officer or director to the fullest extent authorized by the DGCL.

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings whether civil, criminal, administrative, or investigative, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys' fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

Our amended and restated certificate of incorporation will also contain indemnification rights for our directors and our officers. Specifically, our amended and restated certificate of incorporation will provide that we shall indemnify our officers and directors to the fullest extent authorized by the DGCL. Furthermore, we may maintain insurance on behalf of our officers and directors against expense, liability or loss asserted against, or incurred by, them in their capacities as officers and directors.

We have obtained directors' and officers' insurance to cover our directors, officers and some of our employees for certain liabilities.